SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2023
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho

Name:	Sanghyun Cho
Title:	Director

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2022 and 2021

KT Corporation and Subsidiaries

Index

December 31, 2022 and 2021

Page(s)
Independent Auditor’s Report	1 – 5

Consolidated Financial Statements

Consolidated Statements of Financial Position	6 – 7

Consolidated Statements of Profit or Loss	8

Consolidated Statements of Comprehensive Income	9

Consolidated Statements of Changes in Equity	10 –11

Consolidated Statements of Cash Flows	12 –13

Notes to the Consolidated Financial Statements	14 –131

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Cash-Generating Unit Impairment Assessment of the Controlling Company (KT Corporation) and HCN Co., Ltd.

1)	Why the matter was determined to be a key audit matter

As described in Note 2.16 and Note 13 in the consolidated financial statements, the Group assesses whether indicators of impairment on assets exist at the end of every reporting period. When an impairment indicator exists, then management performs an impairment test. This assessment is completed in accordance with Korean IFRS 1036 Impairment of Assets.

A. Cash-Generating Unit Impairment Assessment of the Controlling Company

Given that there is a significant difference between the market value and the total net assets of KT Corporation (the “Controlling Company”) as of December 31, 2022, the Group determined that indicators of impairment on the cash-generating units (the “CGUs”) in wire, wireless and corporate business CGUs in the Controlling Company existed as at December 31, 2022. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Group estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the consolidated financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the Group’s impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

B. Cash-Generating Unit Impairment Assessment of HCN Co., Ltd.

The Group performed impairment assessment as of December 31, 2022 as the amount of goodwill allocated to HCN Co., Ltd.’s cash-generating unit in the prior year was KRW 252,679 million. As a result of the assessment, the Group recognized KRW 24,005 million of impairment loss.

To determine the recoverable amounts of the CGUs, the Group estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the consolidated financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the Group’s impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

2)	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Group’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Group’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We evaluated the qualifications and independence of management’s external experts.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 8, 2023

This report is effective as of March 8, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4,5,38	~~W~~	2,449,062	~~W~~	3,019,592
Trade and other receivables, net	4,6,38		6,098,072		5,087,490
Other financial assets	4,7,38		1,322,452		1,185,659
Current income tax assets			1,543		5,954
Inventories, net	8		709,191		514,145
Current assets held-for-sale	10		—		1,187
Other current assets	9		2,101,212		2,044,323

Total current assets			12,681,532		11,858,350

Non-current assets
Trade and other receivables, net	4,6,38		1,491,046		1,091,326
Other financial assets	4,7,38		2,501,484		822,379
Property and equipment, net	11		14,772,179		14,464,886
Right-of-use assets	21		1,280,334		1,248,308
Investment properties, net	12,38		1,933,358		1,720,654
Intangible assets, net	13		3,129,833		3,447,333
Investments in associates and joint ventures	14		1,480,722		1,288,429
Deferred income tax assets	30		578,443		423,728
Net defined benefit assets	18		311,142		17,585
Other non-current assets	9		820,608		776,363

Total non-current assets			28,299,149		25,300,991

Total assets		~~W~~	40,980,681	~~W~~	37,159,341

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,15,38	~~W~~	7,333,165	~~W~~	6,641,422
Borrowings	4,16,38		1,827,042		1,731,422
Other financial liabilities	4,7,38		8,791		72,807
Current income tax liabilities			232,382		266,430
Other provisions	17		109,133		171,316
Deferred income	26		55,737		64,742
Other current liabilities	9		1,133,018		1,124,293

Total current liabilities			10,699,268		10,072,432

Non-current liabilities
Trade and other payables	4,15,38		1,064,099		1,338,781
Borrowings	4,16,38		8,179,643		6,706,281
Other financial liabilities	4,7,38		412,650		424,859
Net defined benefit liabilities	18		51,654		197,883
Other provisions	17		91,233		86,081
Deferred income	26		165,186		194,309
Deferred income tax liabilities	30		967,650		643,958
Other non-current liabilities	9		934,575		927,596

Total non-current liabilities			11,866,690		10,519,748

Total liabilities			22,565,958		20,592,180

Equity attribute to owners of the Controlling Company

Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		14,257,343		13,287,390
Accumulated other comprehensive income	24		(77,776)		117,469
Other components of equity	24		(572,152)		(1,433,080)

			16,612,172		14,976,536
Non-controlling interest			1,802,551		1,590,625

Total equity			18,414,723		16,567,161

Total liabilities and equity		~~W~~	40,980,681	~~W~~	37,159,341

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022		2021
Operating revenue	26	~~W~~	25,650,011	~~W~~	24,898,005
Operating expenses	27		23,959,923		23,226,181

Operating profit			1,690,088		1,671,824
Other income	28		595,351		307,654
Other expenses	28		314,607		280,081
Finance income	29		690,428		726,283
Finance costs	29		749,908		563,330
Share of net losses of associates and joint ventures	14		(17,285)		116,061

Profit before income tax expense			1,894,067		1,978,411
Income tax expense	30		506,404		519,016

Profit for the year		~~W~~	1,387,663	~~W~~	1,459,395

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	1,262,498	~~W~~	1,356,878
Non-controlling interest:			125,165		102,517

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	5,209	~~W~~	5,759
Diluted earnings per share			5,205		5,747

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021

Profit for the year		~~W~~	1,387,663	~~W~~	1,459,395

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	18		181,429		55,822
Share of remeasurement loss of associates and joint ventures			(332)		(1,596)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			(141,944)		144,890
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income			(16,630)		(15,110)
Valuation gain on cash flow hedge			64,091		141,855
Other comprehensive loss from cash flow hedges reclassified to profit or loss			(95,421)		(136,583)
Share of other comprehensive loss from associates and joint ventures			(10,851)		(24,216)
Exchange differences on translation of foreign operations			17,464		505

Total comprehensive income for the year		~~W~~	1,385,469	~~W~~	1,624,962

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	1,236,679	~~W~~	1,510,373
Non-controlling interest			148,790		114,589

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Effect of change in connection range			—		—		—		—		—		—		(17,566)		(17,566)
Change in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the year			—		—		1,262,498		—		—		1,262,498		125,165		1,387,663
Remeasurements of net defined benefit liabilities	18		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation loss on cash flow hedge	4,7		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Loss on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,431,924		(195,245)		—		1,236,679		148,790		1,385,469

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,394)		—		—		(450,394)		—		(450,394)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		3,152		3,152
Change in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Acquisition of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,971)		—		860,928		398,957		63,136		462,093

Balance as at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Cash generated from operations	33	~~W~~	3,835,879	~~W~~	5,829,607
Interest paid			(263,520)		(257,809)
Interest received			307,091		272,061
Dividends received			68,827		74,441
Income tax paid			(351,212)		(356,466)

Net cash inflow from operating activities			3,597,065		5,561,834

Cash flows from investing activities
Collection of loans			44,287		54,934
Disposal of financial assets at fair value through profit or loss			1,298,621		609,849
Disposal of financial assets at amortized cost			1,046,115		690,457
Disposal of financial assets at fair value through other comprehensive income			97,932		244,994
Disposal of investments in associates and joint ventures			34,828		10,880
Disposal of assets held-for-sale			4,600		—
Disposal of property and equipment and investment properties			178,063		174,413
Disposal of intangible assets			20,088		11,624
Disposal of right-of-use assets			97		318
Increase in cash due to changes in scope of consolidation and others			6,754		39,340
Loans granted			(43,694)		(54,128)
Acquisition of financial assets at fair value through profit or loss			(1,317,175)		(753,907)
Acquisition of financial assets at amortized cost			(1,450,442)		(623,924)
Acquisition of financial assets at fair value through other comprehensive income			(449,504)		(131,674)
Acquisition of investments in associates and joint ventures			(280,988)		(487,828)
Acquisition of property and equipment and investment properties			(3,439,857)		(3,495,021)
Acquisition of intangible assets			(545,190)		(752,181)
Acquisition of right-of-use assets			(2,090)		(4,261)
Decrease in cash due to changes in scope of consolidation and others			(41,088)		(671,359)

Net cash outflow from investing activities			(4,838,643)		(5,137,474)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from financing activities	34
Proceeds from borrowings			4,234,570		2,899,567
Cash inflows under derivatives contracts			76,280		216
Cash intflow from consolidated equity transaction			125,066		67,693
Cash inflow from other financing activities			2,193		2,556
Repayments of borrowings			(2,843,249)		(1,999,173)
Dividends paid			(476,800)		(350,334)
Decrease in lease liabilities			(378,684)		(394,567)
Cash outflow under derivatives contracts			(41,197)		(1,712)
Acquisition of treasury stock			—		(193,626)
Cash outflow from consolidated equity transaction			(28,848)		(11,001)
Cash outflow from other financing activities			—		(60,901)

Net cash inflow (outflow) from financing activities			669,331		(41,282)

Effect of exchange rate change on cash and cash equivalents			1,717		1,890

Net increase (decrease) in cash and cash equivalents			(570,530)		384,968
Cash and cash equivalents

Beginning of the year	5		3,019,592		2,634,624

End of the year	5	~~W~~	2,449,062	~~W~~	3,019,592

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 85 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2022, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2022 and 2021, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2021	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	32.9%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.[4]	Payment security service for credit card, others	Korea	69.7%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	61.3%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.6%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [3,4]	Online music production and distribution	Korea	36.0%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.2%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc. (KT AMC Co., Ltd.)	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2021	Closing month
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	32.2%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	31.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	100.0%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	80.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2021	Closing month
Epsilon M E A General Trading LLC [3]	Local counter work	United Arab Emirates	49.0%	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	—	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	—	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	—	December
kt cloud Co., Ltd.	Information telecommunication business	Korea	100.0%	—	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	—	December
Alpha DX Solution Co., Ltd.	Data communication service	Korea	100.0%	—	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	—	December
KT Primorye IDC LLC	Data processing and associated service delivery	Russia	99.0%	—	December
Juice Inc. [3]	Online information provider/Software development and delivery	Korea	41.2%	—	December
SPARK AND ASSOCIATES INC.	Network service industry	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation	and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1.3	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2022:

Changes	Location	Name of subsidiary	Reason
Included	Russia	KT RUS LLC	Newly established
Included	Korea	Hangang Real Estate Investment Trust No. 24	Newly established
Included	Vietnam	KT DX Vietnam Company Limited	Newly established
Included	Korea	kt cloud Co., Ltd.	Newly established
Included	Korea	Pocheon Jeonggyori Development Co., Ltd.	Newly established
Included	Korea	Alpha DX Solution Co., Ltd.	Split-off
Included	Indonesia	PT CRANIUM ROYAL ADITAMA	Transferred
Included	Russia	KT Primorye IDC LLC	Newly established
Included	Korea	SPARK AND ASSOCIATES INC.	Transferred
Included	Korea	Juice Inc.	Transferred
Excluded	Korea	MEDIA GENIE Co., Ltd.	Merged
Excluded	Korea	kt seezn Co., Ltd.	Merged
Excluded	UK	7D Digital Limited	Liquidated
Excluded	Korea	Whowho&Company Co., Ltd.	Merged

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2022 and 2021, is as follows:

	December 31, 2022
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues[3]		Profit (loss) for the period[3]
KT Linkus Co., Ltd.	~~W~~	47,734	~~W~~	47,498	~~W~~	75,907	~~W~~	(614)
KT Submarine Co., Ltd.		120,255		7,884		42,787		(12,126)
KT Telecop Co., Ltd.		370,004		230,965		516,434		4,267
KT Alpha Co., Ltd. [1] (KT Hitel Co., Ltd.)		406,236		172,211		515,372		13,115
KT Service Bukbu Co., Ltd.		74,673		65,820		251,852		3,227
KT Service Nambu Co., Ltd.		80,450		66,479		301,431		3,067
BC Card Co., Ltd. [1]		5,666,075		4,109,200		3,895,764		148,341
H&C Network		82,737		6,640		27,392		992
Nasmedia Co., Ltd. [1]		516,945		275,730		152,394		27,691
KTDS Co., Ltd. [1]		401,932		228,474		715,527		30,941
KT M&S Co., Ltd.		255,310		204,336		728,531		8,105
KT MOS Bukbu Co., Ltd.		38,684		22,553		82,984		4,607
KT MOS Nambu Co., Ltd.		42,011		25,416		83,034		5,035

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2022
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues[3]	Profit (loss) for the period[3]
KT Skylife Co., Ltd. [1]	1,359,166	503,679	1,034,236	20,941
KT Estate Inc. [1]	2,480,489	836,672	488,290	61,454
KT GDH Co., Ltd.	12,059	1,596	4,318	451
KT Sat Co., Ltd.	677,980	89,644	180,075	28,073
KT Sports Co., Ltd.	28,220	15,461	65,283	(7,302)
KT Music Contents Fund No.2	15,718	277	1,040	735
KT-Michigan Global Content Fund	2,371	27	33	(1,095)
KT M Mobile Co., Ltd.	152,114	49,816	262,407	4,731
KT Investment Co., Ltd. [1]	103,354	79,182	15,136	2,840
KTCS Corporation [1]	419,726	228,618	1,030,158	17,634
KTIS Corporation	396,208	199,204	535,783	15,917
Next Connect PFV	624,734	277,967	—	(3,712)
KT Japan Co., Ltd. [1]	1,888	3,141	1,734	226
KT America, Inc.	5,945	843	8,070	37
KT Rwanda Networks Ltd. [2]	126,721	267,369	30,823	(27,467)
AOS Ltd. [2]	10,972	905	7,966	1,274
KT Hong Kong Telecommunications Co., Ltd.	10,505	4,768	20,384	51
KT Huimangjieum [1]	6,984	2,582	21,644	494
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	141,463	89,853	258,103	10,302
KT Studio Genie Co., Ltd. [1]	987,270	268,911	497,998	189,498
Lolab Co., Ltd.	35,091	17,247	74,176	(7,985)
East Telecom LLC [1]	42,691	21,645	26,910	6,419
KT ES Pte. Ltd. [1]	240,721	88,640	78,815	(23,957)
KTP SERVICES INC.	3,832	2,044	776	(255)
Altimedia Corporation [1]	44,861	15,777	47,062	6,035
KT RUS LLC [1]	967	16	—	(871)
KT DX Vietnam Company Limited	1,815	6	—	26
kt cloud Co., Ltd.[1]	1,348,684	245,872	432,074	14,712

	December 31, 2021
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues[3]		Profit (loss) for the period[3]
KT Linkus Co., Ltd.	~~W~~	54,219	~~W~~	53,316	~~W~~	79,975	~~W~~	(3,095)
KT Submarine Co., Ltd.		110,390		10,736		29,877		(3,183)
KT Telecop Co., Ltd.		363,224		233,797		511,001		3,985
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		471,579		(8,692)
KT Service Bukbu Co., Ltd.		59,341		54,070		231,250		1,128
KT Service Nambu Co., Ltd.		62,513		52,695		271,053		1,430
BC Card Co., Ltd. [1]		3,933,427		2,481,004		3,579,438		120,308

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2021
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues[3]	Profit (loss) for the period[3]
H&C Network [1]	88,616	4,993	217,488	11,995
Nasmedia Co., Ltd. [1]	490,394	268,618	124,161	27,120
KTDS Co., Ltd. [1]	341,358	199,831	629,736	21,464
KT M&S Co., Ltd.	241,377	203,051	710,173	3,496
KT MOS Bukbu Co., Ltd.	32,511	25,402	70,136	1,637
KT MOS Nambu Co., Ltd.	36,741	26,053	71,516	2,016
KT Skylife Co., Ltd. [1]	1,275,645	469,694	763,223	62,309
KT Estate Inc. [1]	2,370,940	791,884	576,721	213,203
KTGDH Co., Ltd.	11,464	1,560	4,423	553
KT Sat Co., Ltd.	593,616	34,169	174,655	20,830
KT Sports Co., Ltd.	29,524	19,740	67,493	(2,039)
KT Music Contents Fund No.2	14,985	278	253	(30)
KT-Michigan Global Content Fund	3,552	112	13,592	10,032
KT M Mobile Co., Ltd.	144,175	40,749	204,144	5,918
KT Investment Co., Ltd. [1]	87,366	66,108	21,040	(697)
KTCS Corporation [1]	416,750	234,172	965,721	19,034
KTIS Corporation	369,361	177,619	468,004	24,944
Next Connect PFV	518,441	167,963	—	(6,519)
KT Japan Co., Ltd. [1]	1,474	2,633	1,135	(142)
KT America, Inc.	4,884	101	6,508	201
KT Rwanda Networks Ltd. [2]	125,860	236,389	23,307	(28,770)
AOS Ltd. [2]	11,539	2,812	6,908	823
KT Hongkong Telecommunications Co., Ltd.	6,613	1,346	18,825	1,313
KT Huimangjieum [1]	6,311	2,978	11,472	116
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	185,850	144,832	283,701	366
KT Studio Genie Co., Ltd. [1]	648,534	276,933	90,006	(16,443)
Lolab Co., Ltd.	26,726	897	2,081	(134)
East Telecom LLC [1]	35,904	22,088	11,436	2,487
KT ES Pte. Ltd. [1]	240,331	80,597	14,709	(6,355)
KT Philippines	3,641	1,243	—	—
Altimedia Corporation [1]	32,338	9,742	6,885	1,037

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.
[3]	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Leases – Concession on COVID-19 – Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments do not have a significant impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1041 Agriculture – Measuring fair value

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(2)	New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Korean IFRS 1001 Presentation of Financial Statements–Disclosure of Gain or Loss on Valuation of Financial Liabilities Subject to Adjustment of Exercise Price

If the entire or a part of financial instrument, whose exercise price is subject to change due to the issuer’s share price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses shall be disclosed. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without loss of control

Any differences between the amount of the adjustment to non-controlling interest that do not result in loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(c)	Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income’ or ‘finance costs’ in the period in which it arises.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 38.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity to the limit of the cumulative change in fair value (present value) of the hedge item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting treatment for trade receivables and Note 2.6 (c) for a description of the Group’s accounting policy on impairment.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.10	Non-Current Assets Held-for-Sale

Non-current assets (or disposal groups) are classified as assets held-for-sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	2 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.12	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right-of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 5 to 40 years.

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and businesses is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and businesses sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility-use rights, and transportation rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	3 – 7 years
Software	3 – 7 years
Frequency usage rights	5 –10 years
Others[1]	1 – 50 years

[1]

Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.20	Compound Financial Instruments

Compound financial instruments are convertible notes that can be converted into equity instruments at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost until extinguished on conversion or maturity of the bonds. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.21	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, the market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

2.23	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.24	Leases

(a)	Lessee

The Group leases various repeater server racks, offices, communication line facilities, machinery, cars, and others.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination option

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.25	Share Capital

The Controlling Company classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition

(a)	Identifying performance obligations

The Group mainly provides telecommunication services and sells handsets. The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Group pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval on Issuance of the Consolidated Financial Statements

The consolidated financial statements of 2022 were approved for issuance by the Board of Directors on February 9, 2023 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Note 13).

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects.

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of property, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group can replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,449,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	8,397,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,019,592	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,980,203	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Gains or losses arising from financial instruments by category for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Financial assets at amortized cost
Interest income [1]	~~W~~	144,505	~~W~~	74,937
Gain on foreign currency transactions [4]		23,824		12,826
Gain (loss) on foreign currency translation		(2,151)		2,911
Gain (loss) on disposal		(81)		35
Loss on valuation		(132,102)		(110,286)

Financial assets at fair value through profit or loss
Interest income [1]		6,008		3,673
Dividend income [5]		4,600		21,499
Gain (loss) on valuation [6]		(29,282)		64,659
Gain on disposal		2,347		29,974
Gain on foreign currency transactions [4]		1,100		—
Gain on foreign currency translation		13,711		17,794

Financial assets at fair value through other comprehensive income
Interest income [1]		190,281		222,290
Dividend income [5]		9,522		1,365
Loss on valuation		(61)		—
Loss on disposal		(62,183)		(22,712)
Other comprehensive income (loss) for the year [2]		(158,574)		129,780

Derivative used for hedging
Gain on transactions		27,628		—
Gain on valuation [7]		150,699		203,961
Other comprehensive income for the year [2]		88,048		144,967
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(110,616)		(143,305)

Financial liabilities at fair value through profit or loss
Gain on valuation		30,031		42,447
Gain on disposal		—		2,136
Interest expense [1]		(4,046)		—
Gain (loss) on foreign currency transactions [4]		24		(2)

Derivatives used for hedging
Loss on transactions		(1,291)		(6,208)
Loss on valuation		(17,237)		(7,206)
Other comprehensive loss for the year [2]		(23,957)		(3,112)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		15,195		6,722

Financial liabilities at amortized cost
Interest expense [1]		(275,302)		(232,197)
Loss on foreign currency transactions [4]		(34,574)		(3,580)
Loss on foreign currency translation		(168,577)		(201,623)

Lease liabilities
Interest expense [1]		(41,469)		(36,650)

Total	~~W~~	353,980	~~W~~	215,095

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 68,869 million (2021: ~~W~~ 27,440 million) and related interest expense recognized as operating expense is ~~W~~ 27,060 million (2021: ~~W~~ 5,458 million) for the year ended December 31, 2022.

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the years ended December 31, 2022 and 2021, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain ~~W~~ 3,569 million (2021 foreign exchange gain and loss: ~~W~~ 2,373 million), respectively, for the year ended December 31, 2022.

[5]

BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ~~W~~ 2,299 million (2021: ~~W~~ 1,340 million) for the year ended December 31, 2022.

[6]

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss ~~W~~ 7,860 million (2021 valuation loss: ~~W~~ 15,459 million), for the year ended December 31, 2022.

[7]

BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain and loss recognized as operating revenue and expense is ~~W~~ 418 million for the year ended December 31, 2022.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021		Description
Bank deposits	~~W~~	29,874	~~W~~	28,219	Deposit restricted for government project and others

Cash and cash equivalents in the consolidated statement of financial position equal to cash and cash equivalents in the consolidated statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,439,542	~~W~~	(342,539)	~~W~~	(6,926)	~~W~~	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	~~W~~	6,531,803	~~W~~	(424,782)	~~W~~	(8,949)	~~W~~	6,098,072

Non-current assets
Trade receivables	~~W~~	408,098	~~W~~	(1,199)	~~W~~	(11,540)	~~W~~	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	~~W~~	1,657,194	~~W~~	(137,499)	~~W~~	(28,649)	~~W~~	1,491,046

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,337,398	~~W~~	(346,869)	~~W~~	(7,662)	~~W~~	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	~~W~~	5,539,179	~~W~~	(440,125)	~~W~~	(11,564)	~~W~~	5,087,490

Non-current assets
Trade receivables	~~W~~	612,654	~~W~~	(2,856)	~~W~~	(17,351)	~~W~~	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	~~W~~	1,233,849	~~W~~	(110,987)	~~W~~	(31,536)	~~W~~	1,091,326

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of changes in provisions for impairment the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	349,725	~~W~~	201,387	~~W~~	327,315	~~W~~	204,604
Provision		64,522		65,941		82,329		23,015
Reversal		—		(850)		—		(508)
Write-off/transfer		(69,430)		(49,904)		(62,564)		(25,900)
Changes in consolidation scope		(43)		—		416		(300)
Others		(1,036)		1,969		2,229		476

Ending balance	~~W~~	343,738	~~W~~	218,543	~~W~~	349,725	~~W~~	201,387

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Loans	~~W~~	98,953	~~W~~	101,718
Receivables [1]		2,668,545		1,872,467
Accrued income		32,218		5,933
Refundable deposits		339,450		349,360
Loans receivable		1,013,428		328,753
Finance lease receivables		105,690		85,370
Others		63,941		61,288
Less: Provision for impairment		(218,543)		(201,387)

	~~W~~	4,103,682	~~W~~	2,603,502

[1]	The settlement receivables of BC Card Co., Ltd. amounting to ~~W~~ 1,960,579 million (December 31, 2021: ~~W~~ 1,108,936 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2022.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,060,058	~~W~~	608,389
Financial assets at fair value through profit or loss [1,2]		1,064,856		952,319
Financial assets at fair value through other comprehensive income [1]		1,508,192		347,877
Derivatives used for hedging		190,830		99,453
Less: Non-current		(2,501,484)		(822,379)

Current	~~W~~	1,322,452	~~W~~	1,185,659

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	246,606	~~W~~	263,500
Financial liabilities at fair value through profit or loss		141,280		216,040
Derivatives used for hedging		33,555		18,126
Less: Non-current		(412,650)		(424,859)

Current	~~W~~	8,791	~~W~~	72,807

[1]

As at December 31, 2022, the Group’s other financial assets amounting to ~~W~~ 102,215 million (December 31, 2021: ~~W~~ 115,033 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at December 31, 2022, the Group provided investments in Korea Software Financial Cooperative amounting to ~~W~~ 5,626 million as a collateral for the payment guarantee provided by the Cooperative.
[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 20).

Details of financial assets at fair value through profit or loss as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	26,647	~~W~~	24,285
Equity instruments (Unlisted)		72,517		64,835
Debt securities		942,274		862,481
Derivatives held for trading [1]		23,418		718

Total		1,064,856		952,319
Less: Non-current		(609,887)		(488,040)

Current	~~W~~	454,969	~~W~~	464,279

[1]

During the year ended December 31, 2022, derivative assets amount to ~~W~~ 18,996 million, which is recognized by an agreement with LS Cable & System Ltd. In connection with KT Submarine Co., Ltd. (Note 20).

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of financial assets at fair value through other comprehensive income as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Equity instruments (Listed) [1]	~~W~~	1,006,476	~~W~~	19,079
Equity instruments (Unlisted)		496,284		234,048
Debt securities		5,432		94,750

Total		1,508,192		347,877
Less: Non-current		(1,508,192)		(259,435)

Current	~~W~~	—	~~W~~	88,442

[1]	As at December 31, 2022, financial assets at fair value through other comprehensive income include shares of Shinhan Financial Group Co., Ltd., HYUNDAI MOBIS, and HYUNDAI MOTOR COMPANY.

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

During the year ended December 31, 2021, the Group sold all Mastercard Inc. shares. The fair value of the shares sold is ~~W~~ 206,840 million, and the cumulative amount recognized in comprehensive income after tax is ~~W~~ 76,296 million. Of these, ~~W~~ 53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.

Details of valuation of derivatives used for hedging as at December 31, 2022 and 2021, are as follows:

	December 31, 2022				December 31, 2021
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	4,236	~~W~~	—	~~W~~	—	~~W~~	77
Currency swap [2,3]		186,594		33,555		99,453		18,049

Total		190,830		33,555		99,453		18,126
Less: Non-current		(147,141)		(33,555)		(67,889)		(242)

Current	~~W~~	43,689	~~W~~	—	~~W~~	31,564	~~W~~	17,884

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]

The amount of derivatives subject to the second phase of interest rate indicator reform is assets ~~W~~ 100,537 million, liabilities ~~W~~ 500 million and the Group is assessing the impact of switching to an alternative interest rate indicator.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The valuation gains and losses on the derivative contracts for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)
	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	63	~~W~~	490	~~W~~	4,666	~~W~~	—	~~W~~	—	~~W~~	1
Currency swap		154,611		20,723		79,781		203,961		7,206		191,569
Currency forwards		—		—		754		—		—		—

Total	~~W~~	154,674	~~W~~	21,213	~~W~~	85,201	~~W~~	203,961	~~W~~	7,206	~~W~~	191,570

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedges are valuation gains of ~~W~~ 2,707 million for the year ended December 31, 2022 (2021: valuation gains of ~~W~~ 11,825 million).

The unsettled amount of derivative instruments for the years ended December 31, 2022 and 2021, are as follows:

(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,111,509	~~W~~	2,527,626	~~W~~	160,243	~~W~~	32,936	~~W~~	170,856
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511
EUR	7,700		10,283		—		210		129
KRW	—		170,000		4,236		—		4,717

Total		~~W~~	2,957,474	~~W~~	190,830	~~W~~	33,555	~~W~~	195,905

(in millions of Korean won and thousands of foreign currencies)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,016,350	~~W~~	2,322,085	~~W~~	93,948	~~W~~	77	~~W~~	186,130
JPY	30,000,000		326,751		—		18,049		(7,199)
SGD	284,000		245,208		5,431		—		18,387
EUR	7,700		10,283		74		—		51

Total		~~W~~	2,904,327	~~W~~	99,453	~~W~~	18,126	~~W~~	197,369

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(ii) Hedged item

(in millions of Korean won)
	2022						2021
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,675,885	~~W~~	(170,010)	~~W~~	(13,947)	~~W~~	2,401,943	~~W~~	(177,120)	~~W~~	21,826
JPY		3,813		308		116		309,072		7,199		269
SGD		267,843		(18,720)		3,406		249,108		(15,570)		3,071
EUR		10,404		(121)		582		10,336		(53)		18
KRW		101,035		(4,655)		4,385		—		—		—

Total	~~W~~	3,058,980	~~W~~	(193,198)	~~W~~	(5,458)	~~W~~	2,970,459	~~W~~	(185,544)	~~W~~	25,184

[1]	The amount is after the deferred tax directly added or subtracted to the capital is reflected.

Details of financial liabilities at fair value through profit or loss as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Derivatives held for trading [1,2,3]	~~W~~	141,280	~~W~~	216,040

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year ended December 31, 2021. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives for convertible bonds issued by the Group (Note 16).
[3]

During the year ended December 31, 2022, derivative liabilities recognized amount to ~~W~~ 930 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. (Note 20).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives held for trading	~~W~~	24,683	~~W~~	1,800	~~W~~	51,187	~~W~~	8,741

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8.	Inventories

Inventories as at December 31, 2022 and 2021, are as follows:

	December 31, 2022						December 31, 2021
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	768,748	~~W~~	(96,010)	~~W~~	672,738	~~W~~	601,360	~~W~~	(120,304)	~~W~~	481,056
Others		36,453		—		36,453		33,089		—		33,089

Total	~~W~~	805,201	~~W~~	(96,010)	~~W~~	709,191	~~W~~	634,449	~~W~~	(120,304)	~~W~~	514,145

Cost of inventories recognized as expenses for the year ended December 31, 2022 amounts to ~~W~~ 3,485,288 million (December 31, 2021:~~W~~ 3,787,203 million) and reversal of loss on valuation inventories amounts to ~~W~~ 24,294 million for the year ended December 31, 2022 (December 31, 2021: ~~W~~ 12,920 million).

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	181,150	~~W~~	151,266
Prepaid expenses		107,775		100,697
Contract cost		1,817,678		1,801,244
Contract assets		802,253		745,085
Others		12,964		39,979
Less: Non-current		(820,608)		(793,948)

Current	~~W~~	2,101,212	~~W~~	2,044,323

Other liabilities
Advances received [1]	~~W~~	376,830	~~W~~	372,375
Withholdings		155,017		135,160
Unearned revenue [1]		46,493		35,577
Lease liabilities		1,172,038		1,159,369
Contract liabilities		284,107		323,651
Others		33,108		25,757
Less: Non-current		(934,575)		(927,596)

Current	~~W~~	1,133,018	~~W~~	1,124,293

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 26).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

10.	Assets Held-for-Sale

With the decision to sell certain properties and other assets during the year ended December 31, 2021, the Group has classified ~~W~~ 1,187 million as assets held for sale. During the year ended December 31, 2021, the Group recognized impairment loss of ~~W~~ 11 million for assets held, and classified them as other expenses (impairment loss on assets held for sale). The assets were disposed during the period ended December 31, 2022, and the Group recognized gain on disposal of ~~W~~ 3,305 million for assets held. There are no assets held for sale as of the end of reporting period.

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,315,929	~~W~~	4,707,250	~~W~~	40,270,005	~~W~~	1,607,853	~~W~~	1,094,479	~~W~~	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

Beginning, net		1,315,797		2,517,422		9,316,571		221,238		1,093,858		14,464,886
Acquisition and capital expenditure		11,392		32,030		129,754		67,921		3,105,283		3,346,380
Disposal and termination		(2,556)		(4,338)		(76,608)		(4,695)		(3,926)		(92,123)
Depreciation		—		(147,620)		(2,413,191)		(79,376)		—		(2,640,187)
Impairment (recovery of impairment)		—		—		(6,084)		(7,825)		(2,247)		(16,156)
Transfer in (out)		24,647		230,955		2,660,753		31,036		(3,010,193)		(62,802)
Transfer from (to) investment properties		(63,278)		(140,229)		—		—		(2,676)		(206,183)
Changes in consolidation scope		—		—		(4,386)		(481)		(3,720)		(8,587)
Others		(13,194)		66,341		7,020		(4,382)		(68,834)		(13,049)

Ending, net	~~W~~	1,272,808	~~W~~	2,554,561	~~W~~	9,613,829	~~W~~	223,436	~~W~~	1,107,545	~~W~~	14,772,179

Acquisition cost	~~W~~	1,272,940	~~W~~	4,830,853	~~W~~	42,091,573	~~W~~	1,276,779	~~W~~	1,108,043	~~W~~	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,334,759	~~W~~	4,402,691	~~W~~	39,182,265	~~W~~	1,619,822	~~W~~	1,046,795	~~W~~	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

Beginning, net		1,334,627		2,308,022		9,314,983		205,652		1,042,835		14,206,119
Acquisition and capital expenditure		60,817		36,446		28,159		55,336		2,947,335		3,128,093
Disposal and termination		(45,318)		(11,827)		(76,676)		(6,868)		(64)		(140,753)
Depreciation		—		(145,954)		(2,368,679)		(81,507)		—		(2,596,140)
Impairment (recovery of impairment)		—		—		(2,075)		(40)		—		(2,115)
Transfer in (out)		4,608		415,771		2,340,948		27,051		(2,872,257)		(83,879)
Transfer from (to) investment properties		(59,848)		(73,096)		—		—		—		(132,944)
Changes in consolidation scope		20,911		6,355		67,925		15,583		497		111,271
Others		—		(18,295)		11,986		6,031		(24,488)		(24,766)

Ending, net	~~W~~	1,315,797	~~W~~	2,517,422	~~W~~	9,316,571	~~W~~	221,238	~~W~~	1,093,858	~~W~~	14,464,886

Acquisition cost	~~W~~	1,315,929	~~W~~	4,707,250	~~W~~	40,270,005	~~W~~	1,607,853	~~W~~	1,094,479	~~W~~	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

Details of property and equipment provided as collateral as at December 31, 2022 and 2021, are as follows:

	December 31, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,353	~~W~~	15,774	Borrowings	~~W~~	3,228	Industrial Bank of Korea, Korea Development Bank

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,320	~~W~~	15,412	Borrowings	~~W~~	3,272	Industrial Bank of Korea, Korea Development Bank

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 9,954 million (2021: ~~W~~ 5,360 million) for the year ended December 31, 2022. The interest rate applied to calculate the capitalized borrowing costs, for the year ended December 31, 2022, is 3.10% (2021: 2.04%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	815,331	~~W~~	1,424,066	~~W~~	66,801	~~W~~	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

Beginning, net		813,763		840,090		66,801		1,720,654
Acquisition		14,569		17,351		55,478		87,398
Disposal		(14,725)		(5,858)		(17)		(20,600)
Depreciation		—		(47,004)		—		(47,004)
Transfer from property and equipment		63,278		140,229		2,676		206,183
Transfer and others		2,907		(28,350)		12,170		(13,273)

Ending, net	~~W~~	879,792	~~W~~	916,458	~~W~~	137,108	~~W~~	1,933,358

Acquisition cost	~~W~~	881,360	~~W~~	1,577,736	~~W~~	137,108	~~W~~	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)

	2021
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	539,903	~~W~~	1,341,326	~~W~~	46,547	~~W~~	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

Beginning, net		538,335		783,571		46,547		1,368,453
Acquisition		171,872		42,151		56,351		270,374
Disposal		(17,133)		(4,862)		—		(21,995)
Depreciation		—		(47,754)		—		(47,754)
Transfer from property and equipment		59,848		73,096		—		132,944
Changes in consolidation scope		5,262		1,779		—		7,041
Transfer and others		55,579		(7,891)		(36,097)		11,591

Ending, net	~~W~~	813,763	~~W~~	840,090	~~W~~	66,801	~~W~~	1,720,654

Acquisition cost	~~W~~	815,331	~~W~~	1,424,066	~~W~~	66,801	~~W~~	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

The fair value of the Group’s investment properties is ~~W~~ 5,370,047 million as at December 31, 2022 (December 31, 2021: ~~W~~ 4,263,381 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 206,127 million in 2022 (2021: ~~W~~ 185,877 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 57,981 million for one year or less, ~~W~~ 107,386 million for more than one year and less than five years, ~~W~~ 26,491 million for over five years, and ~~W~~ 191,858 million in total.

Details of investment properties provided as collateral as at December 31, 2022 and 2021, are as follows:

	December 31, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	460,166	~~W~~	61,733	Deposits	~~W~~	52,662
Land and buildings		2,546		3,326	Borrowings		2,772

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	828,103	~~W~~	72,910	Deposits	~~W~~	63,012
Land and buildings		2,883		3,688	Borrowings		2,728

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	1,002,530	~~W~~	1,812,377	~~W~~	1,083,426	~~W~~	2,617,647	~~W~~	1,426,576	~~W~~	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

Beginning, net		696,872		228,373		139,425		1,839,131		543,532		3,447,333
Acquisition and capital expenditure		19,455		45,997		55,651		—		225,886		346,989
Disposal and termination		—		(5,503)		(48)		—		(20,117)		(25,668)
Amortization		—		(93,374)		(54,748)		(350,265)		(128,874)		(627,261)
Impairment		(24,006)		(744)		(508)		—		(5,416)		(30,674)
Changes in consolidation scope		—		(2,320)		(802)		—		(7,144)		(10,266)
Others		15,902		(573)		16,106		(610)		(1,445)		29,380

Ending, net	~~W~~	708,223	~~W~~	171,856	~~W~~	155,076	~~W~~	1,488,256	~~W~~	606,422	~~W~~	3,129,833

Acquisition cost	~~W~~	1,037,887	~~W~~	1,803,687	~~W~~	1,156,951	~~W~~	2,617,707	~~W~~	1,532,061	~~W~~	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)

	2021
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	536,093	~~W~~	1,767,422	~~W~~	1,053,980	~~W~~	3,373,095	~~W~~	1,167,735	~~W~~	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

Beginning, net		230,085		280,999		146,000		1,160,663		343,511		2,161,258
Acquisition and capital expenditure		467,394		38,113		36,437		1,065,096		113,579		1,720,619
Disposal and termination		—		(7,893)		(506)		(276)		(5,108)		(13,783)
Amortization		—		(92,230)		(52,547)		(386,741)		(73,226)		(604,744)
Impairment		—		(216)		(316)		—		(3,216)		(3,748)
Changes in consolidation scope		(607)		8,640		(4,548)		—		152,768		156,253
Others		—		960		14,905		389		15,224		31,478

Ending, net	~~W~~	696,872	~~W~~	228,373	~~W~~	139,425	~~W~~	1,839,131	~~W~~	543,532	~~W~~	3,447,333

Acquisition cost	~~W~~	1,002,530	~~W~~	1,812,377	~~W~~	1,083,426	~~W~~	2,617,647	~~W~~	1,426,576	~~W~~	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 210,114 million as at December 31, 2022 (December 31, 2021: ~~W~~ 219,204 million).

Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As at December 31, 2022, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
HCN Co., Ltd.		228,674
GENIE Music Corporation		50,214
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		42,745
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		160,033
KT MOS Bukbu Co., Ltd. and others		50,124

	~~W~~	708,224

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the growth margin rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

The pre-tax discount rates applied to the calculation of the value in use of major goodwill related to HCN Co., Ltd., Epsilon Global Communications Pte. Ltd., ICT, etc. are 10.14%, 9.74%, 8.48%, etc., and the permanent growth rates are 0.00%, 1.00%, 0.00%, etc., respectively.

As a result of the impairment evaluation of goodwill, the recoverable amount of HCN Co., Ltd. is ~~W~~ 228,674 million, less than the carrying amount, and the impairment loss of ~~W~~ 24,006 million is allocated in full to goodwill and recognized as other expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2022 and 2021, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2022	December 31, 2021
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	—	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	—	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December

[1]

As at December 31, 2022, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,502	~~W~~	(10,458)	~~W~~	170,979
K Bank Inc.		831,737		—		29,010		(7,991)		852,756
Hyundai Robotics Co., Ltd.		48,725		—		798		(151)		49,372
Megazone Cloud Corporation		—		130,001		(22,555)		28,753		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		(1,411)		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		(13)		(2)		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,084		—		(464)		—		16,620
Others [1]		189,810		100,040		(24,688)		(56,078)		209,084

	~~W~~	1,288,429	~~W~~	255,041	~~W~~	(16,821)	~~W~~	(45,927)	~~W~~	1,480,722

[11]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. Net gain from associates and joint ventures of ~~W~~ 464 million recognized as operating expense during the current period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	16,702	~~W~~	(7,922)	~~W~~	178,935
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,591		—		12,081
K Bank Inc.[2]		208,272		424,957		5,809		192,699		831,737
Hyundai Robotics Co., Ltd.		50,936		—		(2,373)		162		48,725
K-REALTY CR REITs No.1		31,088		—		75,676		(39,106)		67,658
Others [1]		81,240		57,691		18,769		(8,407)		149,293

	~~W~~	557,881	~~W~~	476,948	~~W~~	116,174	~~W~~	137,426	~~W~~	1,288,429

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. Net gain from associates and joint ventures of ~~W~~ 113 million recognized as operating expense during the year ended December 31, 2021.

[2]

During the year ended December 31, 2021, the amount increased due to the settlement of derivative liabilities, resulting from a shareholder agreement among financial investors participating in the paid-in capital increase of K-Bank Inc.

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2022 and 2021, is as follows:

	December 31, 2022
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	~~W~~	98,132	~~W~~	414,804	~~W~~	—	~~W~~	—
K Bank Inc.		16,562,742		71,265		14,830,983		2,168
Hyundai Robotics Co., Ltd.		278,413		135,380		63,009		64,335
Megazone Cloud Corporation		857,089		202,767		330,619		94,202
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		—		12		—
KT-DSC Creative Economy Youth Start-up Investment Fund		908		76,884		362		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		9,344		127,321		90,545		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2021
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	~~W~~	117,172	~~W~~	419,632	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		24,163		—		—		—
K Bank Inc.		13,263,658		70,362		11,594,316		2,467
Hyundai Robotics Co., Ltd.		308,776		120,221		91,637		57,899
K-REALTY CR REITs No.1		208,825		—		—		—

	2022
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	~~W~~	19,916	~~W~~	7,505	~~W~~	(11,779)	~~W~~	(4,274)	~~W~~	6,531
K Bank Inc.		558,656		86,498		(24,888)		61,610		—
Hyundai Robotics Co., Ltd.		180,724		9,332		(49)		9,283		—
Megazone Cloud Corporation		1,256,208		(293,186)		(6,609)		(299,795)		—
IGIS No. 468-1 General Private Real Estate Investment Company		9		(3,161)		—		(3,161)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,931		(53)		—		(53)		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		—		(474)		—		(474)		—

	2021
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	~~W~~	58,741	~~W~~	50,107	~~W~~	(6,847)	~~W~~	43,260	~~W~~	5,640
KT-IBKC Future Investment Fund 1		5,912		3,184		—		3,184		—
K Bank Inc.		287,775		21,728		(28,211)		(6,483)		—
Hyundai Robotics Co., Ltd.		189,255		(23,730)		1,977		(21,753)		—
K-REALTY CR REITs No.1		425,204		180,437		—		180,437		40,142

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	~~W~~	512,936	33.33%	~~W~~	170,979	~~W~~	—	~~W~~	170,979
K Bank Inc.		1,800,856	33.72%		607,276		245,480		852,756
Hyundai Robotics Co., Ltd.		286,449	10.00%		28,645		20,727		49,372
Megazone Cloud Corporation		635,035	6.83%		43,360		92,839		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		52,839	44.64%		23,589		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		77,430	28.57%		22,123		—		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		46,120	35.29%		16,278		342		16,620

	2021
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	~~W~~	536,804	33.33%	~~W~~	178,935	~~W~~	—	~~W~~	178,935
KT-IBKC Future Investment Fund 1		24,163	50.00%		12,081		—		12,081
K Bank Inc.		1,737,237	33.72%		585,837		245,900		831,737
Hyundai Robotics Co., Ltd.		279,461	10.00%		27,946		20,779		48,725
K-REALTY CR REITs No.1		208,825	30.05%		62,752		4,906		67,658

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 909 million for the year ended December 31, 2022 (2021: ~~W~~ 717 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2022, which was not recognized by the Group is ~~W~~ 9,915 million (December 31, 2021: ~~W~~ 9,006 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	1,150,515	~~W~~	1,537,148
Other payables		6,182,650		5,104,274

Total	~~W~~	7,333,165	~~W~~	6,641,422

Non-current liabilities
Other payables	~~W~~	1,064,099	~~W~~	1,338,781

Total	~~W~~	1,064,099	~~W~~	1,338,781

Details of other payables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Non-trade payables [1]	~~W~~	4,981,300	~~W~~	4,378,445
Accrued expenses		1,234,023		1,037,616
Operating deposits		818,603		814,613
Others		212,823		212,381
Less: non-current		(1,064,099)		(1,338,781)

Current	~~W~~	6,182,650	~~W~~	5,104,274

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,754,075 million related to credit card transactions are included as at December 31, 2022 (2021: ~~W~~ 1,086,996 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16.	Borrowings

Details of borrowings as at December 31, 2022 and 2021, are as follows:

Bonds

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	126,730	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		506,920	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	—	—		—	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		126,730	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	—	—		—	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,813	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		506,920	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		443,555	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		267,843	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		380,190	USD 300,000		355,650
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		633,650	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	—	—		—	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022		December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	—
The 18-1st Won-denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd Won-denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	—
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	—
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	—
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—		40,000	—		—
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	2.588%	—		30,000	—		—
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—		30,000	—		—
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—		50,000	—		—
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—		30,000	—		—
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—		30,000	—		—
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—		20,000	—		—
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—		20,000	—		—
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—		30,000	—		—
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—		10,000	—		—
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—		20,000	—		—
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—		30,000	—		—
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—		10,000	—		—
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	5.066%	—		50,000	—		—
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—		40,000	—		—
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—		10,000	—		—

Subtotal					8,406,351			7,558,455
Less: Current portion					(1,154,101)			(1,337,714)
Discount on bonds					(23,728)			(22,093)

Total				~~W~~	7,228,522		~~W~~	6,198,648

[1]

As at December 31, 2022, the Group has outstanding notes in the amount of USD 2,000 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 100 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 4.767% and 4.429%, respectively as at December 31, 2022. The loan has not been converted to an alternative indicator interest rate, and the Group is assessing the impact of switching to an alternative indicator interest rate as of December 31, 2022.

[2]	The CMS (5Y) and CMS (10Y) is approximately 3.588% and 3.490%, respectively as at December 31, 2022. The loan has not been converted to an alternative indicator interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2022		December 31, 2021
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	[4]		30,000		—
Redemption premium					4,565		2,267
Bond discount issuance					(7,206)		(3,825)

	Subtotal				35,359		6,442
Current portion					—		—

	Total			~~W~~	35,359	~~W~~	6,442

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.
[3]	Common shares of KT cloud are subject to conversion (appraisal period: July 27, 2022~December 25, 2024).
[4]	Nominal interest rate and maturity yield is approximately 0% and 3%, respectively, and the sum of principal and interest will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Short-term borrowings

(in millions of Korean won)			December 31, 2022			December 31, 2021
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank [1]	3.840%~6.440%	—	~~W~~	105,000	—	~~W~~	4,500
		CD(91D)+1.750%	—		30,000	—		—
	Woori Bank [1,2]	KORIBOR(3M)+1.960%	—		20,000	—		20,000
		CD(91D)+1.430%	—		30,000	—		—
	Korea Development Bank	4.630%~6.200%	—		27,201	—		16,000
	Industrial Bank of Korea	4.880%	—		6,000	—		6,000
	Hana Bank [1]	CD(91D)-0.020%	—		5,000	—		5,000
	KB SECURITIES	5.904%	—		94,822	—		71,000
	Shinhan Investment	—	—		—	—		73,000
	KIWOOM Securities	—	—		—	—		63,000
	NH INVESTMENT & SECURITIES	5.070%	—		20,000	—		53,000
	Korea Investment & Securities	—	—		—	—		10,000
	HSBC	5.090%	USD 18,500		23,451	USD 14,700		17,427
	NongHyup Bank [2]	4.690%~4.940%	—		9,000	—		—
		COFIX(6M)+1.780%	—		15,000	—		—
	IBK Securities	5.070%	—		20,000	—		—
	Hi Investment & Securities and others	3.710%	—		99,524	—		—

Total				~~W~~	504,998		~~W~~	338,927

[1]	CD (91D) is approximately 3.980% as at December 31, 2022.
[2]	KORIBOR (3M) and COFIX (6M) are approximately 4.040% and 4.340%, respectively, as at December 31, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2022			December 31, 2021
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	1,974	—	~~W~~	2,467
CA-CIB	Long-term CP	1.260%~3.380%	—		200,000	—		100,000
JPM	Long-term CP	2.700%	—		100,000	—		—
DBS	Long-term CP	4.109%	—		100,000	—		—
Shinhan Bank	General loans	—	—		—	USD 25,918		30,726
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		11,292	USD 8,910		10,563
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		16,475	USD 13,000		15,412
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		31,683	USD 25,000		29,638
	General loans	1.900%~3.230%	USD 31,472		39,855	USD 31,472		37,345
	General loans [3]	4.490%	—		62,398	—		—
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		26,774	—		—
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		10,404	EUR 7,700		10,336
	General loans	3.320%	—		15,000	—		15,000
	PF loans	2.000%~3.470%	—		40,682	—		23,614
Hi Investment & Securities and others	CP	2.302%~3.622%	—		182,569	—		88,510
Korea Development Bank	General loans	3.000%~3.610%	—		38,000	—		39,000
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		59,066	—		46,267
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~3.450%	—		66,390	—		41,640
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~3.450%	—		44,260	—		27,760
Samsung Life Insurance	PF loans	1.860%~4.160%	—		36,883	—		23,133
Kookmin Bank and others	Facility loans	—	—		—	USD 9,771		11,584

Subtotal					1,083,705			552,995
Less: Current portion					(167,943)			(51,803)

				~~W~~	915,762		~~W~~	501,192

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR (3M), EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 4.767%, 2.132%, 4.587% and 3.980%, respectively, as at December 31, 2022.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at December 31, 2022, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2023~Dec. 31, 2023	~~W~~	760,000	~~W~~	394,573	~~W~~	1,154,573	~~W~~	590,040	~~W~~	82,900	~~W~~	672,940	~~W~~	1,827,513
Jan. 1, 2024~Dec. 31, 2024		1,380,000		447,368		1,827,368		455,899		51,687		507,586		2,334,954
Jan. 1, 2025~Dec. 31, 2025		1,138,000		1,140,570		2,278,570		182,432		—		182,432		2,461,002
Jan. 1, 2026~Dec. 31, 2026		420,000		506,920		926,920		111,817		—		111,817		1,038,737
After Jan. 1, 2027		1,750,000		506,920		2,256,920		88,581		25,346		113,927		2,370,847

Total	~~W~~	5,448,000	~~W~~	2,996,351	~~W~~	8,444,351	~~W~~	1,428,769	~~W~~	159,933	~~W~~	1,588,702	~~W~~	10,033,053

17.	Provisions

Changes in provisions for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		6,005		13,027		5,847		24,879
Usage		(6,155)		(8,143)		(15,783)		(30,081)
Reversal		(43,686)		(3,685)		(4,418)		(51,789)
Others		—		405		(445)		(40)

Ending balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366

Current	~~W~~	34,730	~~W~~	19,918	~~W~~	54,485	~~W~~	109,133
Non-current		1,599		89,044		590		91,233

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		6,288		6,772		19,835		32,895
Usage		(2,599)		(2,776)		(1,926)		(7,301)
Reversal		(24)		(3,685)		(19,188)		(22,897)
Scope change		—		1,086		1,228		2,314
Others		—		194		—		194
Ending balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397

Current	~~W~~	79,947	~~W~~	26,026	~~W~~	65,343	~~W~~	171,316
Non-current		218		81,332		4,531		86,081

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

18.	Net Defined Benefit Liabilities (Assets)

The amounts recognized in the statements of financial position as at December 31, 2022 and 2021, are determined as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	2,218,655	~~W~~	2,494,930
Fair value of plan assets		(2,478,143)		(2,314,632)

Liabilities	~~W~~	51,654	~~W~~	197,883

Assets	~~W~~	311,142	~~W~~	17,585

Changes in the defined benefit obligations for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,494,930	~~W~~	2,556,712
Current service cost		238,068		249,125
Interest expense		59,041		44,905
Benefit paid		(316,047)		(310,766)
Changes due to settlements of plan		(701)		(681)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(13,048)		(8,375)
Actuarial gains and losses arising from changes in financial assumptions		(323,501)		(61,002)
Actuarial gains and losses arising from experience adjustments		80,845		(5,271)
Changes in scope of consolidation, etc.		(932)		30,283

Ending	~~W~~	2,218,655	~~W~~	2,494,930

Changes in the fair value of plan assets for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,314,632	~~W~~	2,189,375
Interest income		55,902		39,858
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(8,542)		(130)
Benefits paid		(287,419)		(271,506)
Employer contributions		401,358		325,818
Changes in scope of consolidation, etc.		2,212		31,217

Ending	~~W~~	2,478,143	~~W~~	2,314,632

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	238,068	~~W~~	249,125
Net interest cost		3,139		5,047
Changes due to settlements of plan		(701)		(681)
Transfer out		(15,102)		(16,660)

Total expenses	~~W~~	225,404	~~W~~	236,831

Principal actuarial assumptions used are as follows:

	December 31, 2022	December 31, 2021
Discount rate	5.05%	2.55%
Salary growth rate	5.15%	5.10%

The sensitivity of the defined benefit obligations as at December 31, 2022, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	~~W~~ (108,725)	~~W~~	117,362
Salary growth rate	0.5% point	113,037		(105,541)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans, for the year ending December 31, 2023, are ~~W~~281,118 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The expected maturity analysis of undiscounted pension benefits as at December 31, 2022, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	231,594	~~W~~	336,926	~~W~~	855,642	~~W~~	1,922,089	~~W~~	3,346,251

The weighted average duration of the defined benefit obligations is 6.0 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2022, is ~~W~~ 72,576 million (2021: ~~W~~ 71,068 million).

20.	Commitments and Contingencies

As at December 31, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit		Used amount
Bank overdraft	Kookmin Bank and others		372,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,974
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		567,150		28,298
Plus electronic notes payable	Industrial Bank of Korea		50,000		1,663
Working capital loan	Korea Development Bank and others		1,415,600		165,100
	Shinhan Bank	USD	72,507	USD	72,507
	Woori Bank	EUR	7,700	EUR	7,700
Facility loans	Shinhan Bank and others		824,000		309,680
Derivatives transaction limit	Shinhan Bank		8,000		8,000
	Korea Development Bank and others	USD	2,510,510	USD	1,970,000
	DBS Bank	SGD	284,000	SGD	284,000
	Citi Bank	USD	400,000	JPY	400,000
				USD	100,000
Total	KRW		3,277,690		516,447
	USD		2,983,017		2,142,507
	EUR		7,700		7,700
	SGD		284,000		284,000
	JPY		—		400,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	273
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Shinhan Bank	Guarantee for payment in Korean currency and others		36,298
	Guarantee for payment in foreign currency and others	USD	77,837
Woori Bank	Guarantee for payment in Korean currency		5,200
	Guarantee for payment in foreign currency	USD	7,000
Korea Development Bank	Refund guarantee for advances received	USD	6,880
HSBC	Guarantees for depositions	USD	871
Seoul Guarantee Insurance Company	Performance guarantee and others		783,247
Korea Software Financial Cooperative	Performance guarantee and others		1,445,072
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		531
Korea Housing Finance Corporation	Performance guarantee and others		14,464
Information & Communication Financial Cooperative	Performance guarantee and others		28,027

Total	KRW		2,319,939
	USD		109,645

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, guarantees provided by the Group to third parties are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
					Jan. 7, 2010 ~
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	672
					Jan. 8, 2025
					Feb. 17, 2014 ~
KT Engineering Co., Ltd.[1]	SPP Inc.	Suhyup Bank	3,250	345
					Feb. 16, 2024
					Feb. 17, 2014 ~
KT Engineering Co., Ltd.[1]	Korea Cell Inc.	Suhyup Bank	3,250	338
					Feb. 16, 2024
	San-Ya Agricultural				Feb. 17, 2014 ~
KT Engineering Co., Ltd.[1]		Suhyup Bank	3,250	345
	Association Corporation				Feb. 16, 2024
KT Alpha Co., Ltd.		T-commerce			Apr. 14, 2022 ~
	Cash payers		860	—
(KT Hitel Co., Ltd.)		cash payers			Apr. 14, 2023
	Stockholders Association	Korea Securities
Nasmedia Co., Ltd.			5,654	986	—
	Members	Finance Corp

[1]	According to the above payment guarantee, KT Engineering, a subsidiary of the Group, will have an obligation for repayment if the principal borrower does not repay the borrowing.

As at December 31, 2022, the details of the issuance of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)
Collateral assets	Placing		Trust collateral beneficiary	Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Real Estate Collateral Trust [1]	1st place		NongHyup Bank	~~W~~	100,000	~~W~~	120,000
			Kyobo Life Insurance		180,000		216,000
			Standard Chartered Bank Korea Limited		120,000		144,000
			Samsung Life Insurance		100,000		120,000
	2nd place		Industrial Bank of Korea		40,000		48,000
			Korea Investment Capital		40,000		48,000
			BNK Capital		30,000		36,000
			Standard Chartered Bank Korea Limited		20,000		24,000
			NH Capital		20,000		24,000
	3rd place	[2]	LOTTE Engineering & Construction		—		736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2022, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 653 million.

For the year ended December 31, 2022, the Group made agreements with the Securitization Specialty Companies (2022: First 5G 61th to 66th Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2022, the Group is a defendant in 189 lawsuits with the total claimed amount of ~~W~~ 80,279 million (2021: ~~W~~ 101,597 million). As at December 31, 2022, litigation provisions of ~~W~~ 36,329 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at December 31, 2022.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at December 31, 2022, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at December 31, 2022, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,294,823 million (2021: ~~W~~ 1,336,758 million).

As at December 31, 2022, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7).

For the year ended December 31, 2022, the Group entered into an agreement with the seller, who participated in the acquisition of shares in MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 7).

For the year ended December 31, 2022, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. For the year ended December 31, 2022, the remaining amount of ~~W~~ 5,473 million and USD 34,050 thousand will be invested in the Capital Call method later.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group has an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure, and there is a joint responsibility obligation. During the operating period, as an operating investor, the group has an obligation to provide financial support.

As at December 31, 2022, the Group entered into a shareholders’ agreement with CJ ENM Co., Ltd., which signed a business cooperation contract with KT Studio Genie Co., Std. If certain conditions under the agreement are not satisfied, CJ ENM Co., Ltd. may exercise its stock purchase right of the Group.

As at December 31, 2022, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

As at December 31, 2022, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. Under the agreement, LS Cable & System Ltd. may exercise a call-option to the Group in the future and the Group may exercise a put-option to LS Cable & System Ltd. (Note 7).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

21.	Leases

Set out below is information for leases when the Group is a lessee. Information on leases when the Group is a lessor is provided in Note 12.

(i)    Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Right-of-use assets
Property and building	~~W~~	1,081,067	~~W~~	1,086,133
Machinery and communication line facilities		50,794		64,443
Others		148,473		97,732

	~~W~~	1,280,334	~~W~~	1,248,308

Investment property (buildings)	~~W~~	—	~~W~~	1

(in millions of Korean won)	December 31, 2022		December 31, 2021
Lease liabilities[1]
Current	~~W~~	315,892	~~W~~	332,702
Non-current		856,146		826,667

	~~W~~	1,172,038	~~W~~	1,159,369

[1]	Included in the line item ‘other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Note 9).

For the years ended December 31, 2022 and 2021, right-of-use assets increased to ~~W~~ 405,453 million and ~~W~~ 426,854 million, respectively.

(ii) Amounts recognized in the consolidated statement of profit or loss

The consolidated statements of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2022		2021
Depreciation of right-of-use assets
Property and building	~~W~~	305,120	~~W~~	303,984
Machinery and communication line facilities		31,140		41,794
Others		59,954		52,938

	~~W~~	396,214	~~W~~	398,716

Depreciation of investment properties	~~W~~	15	~~W~~	1,794
Interest expense relating to lease liabilities		41,469		36,651
Expense relating to short-term leases		12,876		7,984
Expense relating to leases of low-value assets that are not short-term leases		26,813		26,033
Expense relating to variable lease payments not included in lease liabilities		4,827		8,400

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The total cash outflow for leases for the year ended December 31, 2022 is ~~W~~ 464,337 million (2021: ~~W~~ 468,360 million).

22.	Share Capital

As at December 31, 2022 and 2021, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2022					December 31, 2021
	Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of issued shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,823,732		7,853,779

Total	~~W~~	14,257,343	~~W~~	13,287,390

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2022 and 2021, the details of the Controlling Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Changes in investments in associates and joint ventures	~~W~~	(11,752)	~~W~~	(3,461)
Gain (loss) on derivatives valuation		(7,109)		25,031
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		(52,100)		108,685
Exchange differences on translation for foreign operations		(6,815)		(12,786)

Total	~~W~~	(77,776)	~~W~~	117,469

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(3,461)	~~W~~	(8,291)	~~W~~	—	~~W~~	(11,752)
Gain (loss) on derivatives valuation		25,031		63,281		(95,421)		(7,109)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		108,685		(160,785)		—		(52,100)
Exchange differences on translation for foreign operations		(12,786)		5,971		—		(6,815)

Total	~~W~~	117,469	~~W~~	(99,824)	~~W~~	(95,421)	~~W~~	(77,776)

(in millions of Korean won)	2021
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	16,257	~~W~~	(19,718)	~~W~~	—	~~W~~	(3,461)
Gain (loss) on derivatives valuation		19,809		141,805		(136,583)		25,031
Gain on valuation of financial assets at fair value through other comprehensive income		61,438		47,247		—		108,685
Exchange differences on translation for foreign operations		(11,453)		(1,333)		—		(12,786)

Total	~~W~~	86,051	~~W~~	168,001	~~W~~	(136,583)	~~W~~	117,469

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group’s other components of equity, as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Treasury stock [1]	~~W~~	(202,295)	~~W~~	(1,009,798)
Gain or loss on disposal of treasury stock [2]		(41,503)		(8,658)
Share-based compensation		6,222		4,068
Others [3]		(334,576)		(418,692)

Total	~~W~~	(572,152)	~~W~~	(1,433,080)

1

During the year ended December 31, 2022, the Group granted 20,105,609 treasury shares as exchange of shares with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY and granted 128,923 treasury shares as share-based payment (Notes 7 and 20).

2	The amount directly reflected in equity is ~~W~~ 14,886 million for the year ended December 31, 2022 (2021: ~~W~~ 4,080 million).
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2022 and 2021, the details of treasury stock, are as follows:

	December 31, 2022		December 31, 2021
Number of shares (in shares)		5,069,130		25,303,662
Amount (in millions of Korean won)	~~W~~	202,295	~~W~~	1,009,798

Treasury stocks held as at December 31, 2022, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

25.	Share-Based Compensation

Details of share-based compensation granted by the Controlling to executives and employees, including the CEO, by the resolution of the Board of Directors for the years ended December 31, 2022 and 2021, are as follows:

2022

(in share)	16th grant
Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Service condition: 1 year
Vesting conditions	Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 36,941
Total compensation costs (in Korean won)	~~W~~ 6,222 million
Estimated exercise date (exercise date)	During 2023
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2021
(in share)	15th grant

Grant date	June 17, 2021
Grantee	CEO, internal directors, external directors, executives
Service condition: 1 year
Vesting conditions	Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 32,397
Total compensation costs (in Korean won)	~~W~~ 5,005 million
Estimated exercise date	May 11, 2022
Valuation method	Fair value method

(in share)	Employee wage negotiation

Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	~~W~~ 30,950
Total compensation costs (in Korean won)	~~W~~ 40,083 million
Estimated exercise date	December 10, 2021
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Changes in the number of stock options for the years ended December 31, 2022 and 2021, are as follows:

(in share)	2022
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

(in share)	2021
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

[1]	The weighted average price of ordinary shares at the time of exercise, during the year ended December 31, 2022, is ~~W~~ 35,450 (2021: ~~W~~ 31,122).

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2022		2021
Revenue from contracts with customers	~~W~~	25,443,883	~~W~~	24,712,128
Revenue from other sources		206,128		185,877

Total	~~W~~	25,650,011	~~W~~	24,898,005

Operating revenues for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Services	~~W~~	22,245,209	~~W~~	21,365,032
Sales of goods		3,404,802		3,532,973

Total	~~W~~	25,650,011	~~W~~	24,898,005

Revenue from providing services are recognized over time, revenue from sales of goods are recognized at a point, and revenue from agreements for the construction of real estate are recognized over time.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Contract assets [1]	~~W~~	963,133	~~W~~	821,901
Contract liabilities [1]		344,869		360,098
Deferred revenue [2]		81,653		81,136

[1]

The Group recognized contract assets of ~~W~~ 160,880 million and contract liabilities of ~~W~~ 60,762 million for long-term construction contract as at December 31, 2022 (2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,447 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Incremental costs of obtaining a contract	~~W~~	1,744,096	~~W~~	1,726,401
Cost of contract performance		73,582		74,843

As at December 31, 2022, the Group recognized contract assets in the amount of ~~W~~ 1,793,013 million as operating expenses (2021: ~~W~~ 1,842,621 million).

For the years ended December 31, 2022 and 2021, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2022		2021
Revenue recognized that was included in the contract liabilities balance at the beginning of the year Allocation of the transaction price	~~W~~	246,843	~~W~~	275,965
Deferred revenue of joining/installment fee		44,204		42,100

Total	~~W~~	291,047	~~W~~	318,065

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27.	Operating Expenses

Operating expenses for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Salaries and wages	~~W~~	4,495,885	~~W~~	4,215,810
Depreciation		2,637,463		2,605,594
Depreciation of right-of-use assets		396,214		398,716
Amortization		622,202		603,327
Commissions		1,295,434		1,125,944
Interconnection charges		479,500		507,567
International interconnection fees		186,253		192,008
Purchase of inventories		3,656,040		3,753,792
Changes of inventories		(195,046)		20,491
Sales promotion and sales commission		2,353,909		2,343,375
Service costs		2,334,386		2,296,324
Utilities		368,348		364,373
Taxes and dues		276,962		268,651
Rent		160,848		123,246
Insurance premiums		68,245		66,717
Installation fees		150,140		154,542
Advertising expenses		195,519		171,400
Research and development expenses		174,936		168,969
Card service costs		3,127,673		3,114,047
Others		1,175,012		731,288

Total	~~W~~	23,959,923	~~W~~	23,226,181

Details of employee benefits for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Short-term employee benefits	~~W~~	4,161,874	~~W~~	3,837,359
Post-employment benefits (defined benefits)		225,404		236,831
Post-employment benefits (defined contributions)		72,576		71,068
Share-based compensation		16,799		47,415
Others		19,232		23,137

Total	~~W~~	4,495,885	~~W~~	4,215,810

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Gains on disposal of property and equipment and investment properties	~~W~~	52,603	~~W~~	54,007
Gains on disposal of intangible assets		622		1,726
Gain on disposal of right-of-use assets		3,326		3,138
Compensation on property and equipment		159,849		148,927
Gains on government subsidies		44,473		43,822
Gain on disposal of investments in associates and joint ventures		38,319		7
Gain on disposal of investments in subsidiaries		216,591		244
Reversal of other allowance for bad debts		850		508
Others		78,718		55,275

Total	~~W~~	595,351	~~W~~	307,654

Other expenses for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Loss on disposal of property and equipment	~~W~~	81,415	~~W~~	71,417
Loss on disposal of intangible assets		7,015		3,885
Loss on disposal of right-of-use assets		2,348		11,457
Loss on disposal of investments in associates and joint ventures		295		6
Loss on disposal of investments in subsidiaries		—		13,727
Impairment loss on property and equipment		16,094		2,115
Impairment loss on intangible assets		30,965		3,747
Donations		15,642		10,981
Other allowance for bad debts		17,551		28,066
Others		143,282		134,680

Total	~~W~~	314,607	~~W~~	280,081

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

29.	Finance Income and Costs

Details of finance income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest income	~~W~~	271,925	~~W~~	273,460
Gain on foreign currency transactions		67,976		19,976
Gain on foreign currency translation		43,092		32,768
Gain on derivative transactions		50,668		2,215
Gain on valuation of derivatives		182,998		255,149
Gain on valuation of financial instruments		31,032		90,653
Others		42,737		52,062

Total	~~W~~	690,428	~~W~~	726,283

Details of finance costs for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest expenses	~~W~~	293,854	~~W~~	263,389
Loss on foreign currency transactions		81,171		13,105
Loss on foreign currency translation		200,109		213,689
Loss on derivative transactions		24,331		6,287
Loss on valuation of derivatives		21,601		15,947
Loss on disposal of trade receivables		62,697		22,712
Loss on valuation of financial instruments		65,660		25,994
Others		485		2,207

Total	~~W~~	749,908	~~W~~	563,330

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.	Deferred Income Tax and Income Tax Expense

Deferred tax assets and deferred tax liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	398,710	~~W~~	398,329
Deferred tax assets to be recovered after more than 12 months		1,907,043		1,754,113

Deferred tax assets before offsetting		2,305,753		2,152,442

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	~~W~~	(586,522)	~~W~~	(642,954)
Deferred tax liabilities to be recovered after more than 12 months		(2,108,438)		(1,729,718)

Deferred tax liabilities before offsetting		(2,694,960)		(2,372,672)

Deferred tax assets after offsetting	~~W~~	578,443	~~W~~	423,728

Deferred tax liabilities after offsetting	~~W~~	967,650	~~W~~	643,958

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The movement in deferred income tax assets and liabilities as at December 31, 2022 and 2021, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(240,633)		(18,299)		3,748		(255,184)
Depreciation and impairment loss		(88,588)		(62,845)		—		(151,433)
Plan assets		(538,928)		(5,294)		1,322		(542,900)
Advanced depreciation provision		(339,005)		(182,934)		—		(521,939)
Contract assets		(493,917)		69,615		—		(424,302)
Financial assets at fair value through profit or loss		(336)		(73)		(11)		(420)
Financial assets at fair value through other comprehensive income		(47,521)		(71,396)		58,288		(60,629)
Others		(623,744)		(111,135)		(3,274)		(738,153)

Total	~~W~~	(2,372,672)	~~W~~	(382,361)	~~W~~	60,073	~~W~~	(2,694,960)

Deferred tax assets
Depreciation and impairment loss		225,821		(36,989)		—		188,832
Contract liabilities		148,454		(27,165)		—		121,289
Defined benefit liabilities		571,336		(22,423)		(67,055)		481,858
Provisions		172,871		(20,894)		(22)		151,955
Others		899,543		350,670		8,635		1,258,848

Total	~~W~~	2,018,025	~~W~~	243,199	~~W~~	(58,442)	~~W~~	2,202,782

Temporary difference, net		(354,647)		(139,162)		1,631		(492,178)
Tax credit carryforwards		134,417		(31,446)		—		102,971

Total net balance	~~W~~	(220,230)	~~W~~	(170,608)	~~W~~	1,631	~~W~~	(389,207)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in associates and joint ventures		(181,564)		(68,166)		9,097		(240,633)
Depreciation and impairment loss		(4,175)		(84,413)		—		(88,588)
Plan assets		(521,257)		(17,340)		(331)		(538,928)
Advanced depreciation provision		(311,918)		(27,087)		—		(339,005)
Contract assets		(509,509)		15,592		—		(493,917)
Financial assets at fair value through profit or loss		(627)		291		—		(336)
Financial assets at fair value through other comprehensive income		(30,623)		(33,267)		16,369		(47,521)
Others		(472,153)		(150,013)		(1,578)		(623,744)

Total	~~W~~	(2,031,826)	~~W~~	(364,403)	~~W~~	23,557	~~W~~	(2,372,672)

Deferred tax assets
Depreciation and impairment loss		226,960		(1,139)		—		225,821
Contract liabilities		140,494		7,960		—		148,454
Defined benefit liabilities		598,364		(8,663)		(18,365)		571,336
Provisions		167,384		5,487		—		172,871
Others		758,060		141,727		(244)		899,543

Total	~~W~~	1,891,262	~~W~~	145,372	~~W~~	(18,609)	~~W~~	2,018,025

Temporary difference, net		(140,564)		(219,031)		4,948		(354,647)
Tax credit carryforwards		144,931		(10,514)		—		134,417

Total net balance	~~W~~	4,367	~~W~~	(229,545)	~~W~~	4,948	~~W~~	(220,230)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The tax impacts recognized directly to equity as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022						December 31, 2021
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(216,862)	~~W~~	58,288		~~W~~(158,574)	~~W~~	163,892		~~W~~(34,112)	~~W~~	129,780
Gain (loss) on valuation of hedge instruments		(42,510)		11,180		(31,330)		6,916		(1,644)		5,272
Remeasurements of net defined benefit liabilities		247,162		(65,733)		181,429		74,518		(18,696)		55,822
Share of gain of associates and joint ventures, and others		(14,931)		3,748		(11,183)		(34,909)		9,097		(25,812)
Exchange differences on translation for foreign operations		23,316		(5,852)		17,464		683		(178)		505
Gain or loss on disposal of treasury stock		(59,308)		14,886		(44,422)		(15,657)		4,080		(11,577)

Total	~~W~~	(63,133)	~~W~~	16,517	~~W~~	(46,616)	~~W~~	195,443	~~W~~	(41,453)	~~W~~	153,990

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of income tax expense for the years ended December 31, 2022 and 2021, are calculated as follows:

(in millions of Korean won)	2022		2021
Current income tax expenses	~~W~~	335,796	~~W~~	289,471
Impact of change in temporary difference		170,608		229,545

Income tax expense	~~W~~	506,404	~~W~~	519,016

The relationship between the Group’s profit before tax and income tax expense for the years ended December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	2022		2021
Profit before income tax	~~W~~	1,894,066	~~W~~	1,978,411

Expected tax expense at statutory tax rate	~~W~~	510,506	~~W~~	533,701
Tax effect:
Income not taxable for tax purposes		(47,550)		(4,307)
Expenses not deductible for tax purposes		53,398		20,570
Tax credit and deductions		(54,895)		(31,517)
Others		44,945		569

Income tax expense	~~W~~	506,404	~~W~~	519,016

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	3,384,295	~~W~~	2,355,539
Unused tax loss		103,326		106,853
Unused Tax credit		1,988		1,376
Others		387,084		119,265

Total	~~W~~	3,876,693	~~W~~	2,583,033

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	857,076	~~W~~	568,540
Others		216,660		—

Total	~~W~~	1,073,736	~~W~~	568,540

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	2022		2021
Less than 1 year		72,512		4,249
1~5 years		13,358		85,843
5~10 years		12,021		13,041
More than 10 years		5,435		3,720

Total	~~W~~	103,326	~~W~~	106,853

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2022 and 2021, is calculated as follows:

	2022		2021
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	1,261,714	~~W~~	1,354,537
Weighted average number of ordinary shares outstanding (in number of shares)		242,235,332		235,201,782
Basic earnings per share (in Korean won)	~~W~~	5,209	~~W~~	5,759

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based compensation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Diluted earnings per share from operations for the years ended December 31, 2022 and 2021, is calculated as follows:

	2022		2021
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	1,261,714	~~W~~	1,354,537

Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	1,261,218	~~W~~	1,354,537

Number of dilutive potential ordinary shares outstanding (in number of shares)		91,931		483,760
Weighted average number of ordinary shares outstanding (in number of shares)		242,327,263		235,685,542
Diluted earnings per share (in Korean won)	~~W~~	5,205	~~W~~	5,747

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

32.	Dividend

The dividends paid by the Group in 2022 are ~~W~~ 450,394 million (~~W~~ 1,910 per share). The dividends paid by the Group in 2021 were ~~W~~ 326,487 million (~~W~~ 1,350 per share). A dividend in respect of the year ended December 31, 2022, of ~~W~~ 1,960 per share, amounting to a total dividend of ~~W~~ 501,844 million, is to be proposed at the shareholders’ meeting on March 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the year	~~W~~	1,387,663	~~W~~	1,459,395
2. Adjustments for:
Income tax expense		506,404		519,016
Interest income [1]		(340,794)		(300,900)
Interest expense [1]		320,914		268,847
Dividends income [2]		(14,121)		(21,525)
Depreciation		2,687,191		2,643,894
Amortization of intangible assets		627,261		604,744
Depreciation of right-of-use assets		396,214		398,716
Provisions for post-employment benefits (defined benefits)		240,506		253,491
Allowance for bad debts		132,102		105,344
Share of net profit or loss of associates and joint Ventures		16,821		(116,061)
Profits and loss on disposal of associates and joint ventures		(38,024)		1
Profits and loss on the disposal of subsidiaries		(216,591)		13,483
Loss (gain) on disposal of property and equipment, and investment in properties [3]		(66,317)		17,410
Impairment loss on current assets held for sale		—		11
Impairment loss on property and equipment, and investment in properties		16,094		2,115
Loss (gain) on disposal of right-of-use assets		(978)		8,319
Loss on disposal of intangible assets		6,393		2,159
Impairment loss on intangible assets		30,674		3,747
Loss (gain) on foreign currency translation		157,017		180,921
Loss (gain) on valuation of derivatives, net		(205,381)		(235,130)
Loss (gain) on disposal of financial assets at amortized cost		3		(35)
Loss (gain) on disposal of financial assets at fair value through profit or loss		(2,347)		(29,974)
Loss (gain) on valuation of financial assets at fair value through profit or loss [4]		44,833		(64,660)
Others		(49,891)		84,625
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(43,787)		327,031
Increase in other receivables		(1,598,216)		(328,610)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Increase in other current assets		(101,947)		(89,230)
Increase in other non-current Assets		(120,055)		(143,087)
Decrease (increase) in inventories		(170,773)		32,798
Increase (decrease) in trade payables		(368,355)		289,044
Increase in other payables		1,103,113		207,583
Increase (decrease) in other current liabilities		(30,375)		107,993
Decrease in other non-current liabilities		(12,171)		(14,915)
Decrease in provisions		(22,115)		(4,668)
Increase (decrease) in deferred revenue		(384)		3,696
Increase in plan assets		(90,771)		(114,631)
Payment of post-employment benefits		(343,931)		(241,350)

4. Cash generated from operations (1+2+3)	~~W~~	3,835,879	~~W~~	5,829,607

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 68,869 million (2021: ~~W~~ 27,440 million) and interest expense of ~~W~~ 27,060 million that are recognized as operating revenue and expense, respectively, for the year ended December 31, 2022 (2021: ~~W~~ 5,458 million).

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 2,299 million that is recognized as operating revenue for the year ended December 31, 2022 (2021: ~~W~~ 1,340 million).

[3]

KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of ~~W~~ 95,129 million that is recognized as operating revenue for the year ended December 31, 2022.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 7,859 million that is recognized as operating expense for the year ended December 31, 2022.

Significant transactions not affecting cash flows for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	1,004,818	~~W~~	1,303,543
Reclassification of construction-in-progress to property and equipment		3,167,965		2,916,888
Reclassification of accounts payable from property and equipment		(7,055)		(149,512)
Reclassification of accounts payable from intangible assets		(197,389)		524,040
Reclassification of payable from defined benefit liabilities		(32,417)		69,415
Reclassification of payable from plan assets		28,532		(60,320)
Disposal of treasury stock related to acquisition of financial assets		747,161		—
Acquisition of financial assets related to disposal of a subsidiary		250,000		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	8,437,703	~~W~~	1,391,321	~~W~~	—	~~W~~	146,108	~~W~~	939	~~W~~	—	~~W~~	30,614	~~W~~	10,006,685
Lease liabilities		1,159,369		(378,684)		427,398		—		—		—		(36,045)		1,172,038
Derivative liabilities		75,176		(41,197)		—		19,858		12,941		—		(33,223)		33,555
Derivative assets		(99,453)		76,280		(754)		(147,161)		30,341		—		(50,083)		(190,830)

Total	~~W~~	9,572,795	~~W~~	1,047,720	~~W~~	426,644	~~W~~	18,805	~~W~~	44,221	~~W~~	—	~~W~~	(88,737)	~~W~~	11,021,448

(in millions of Korean won)	2021
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	7,316,298	~~W~~	900,394	~~W~~	52,782	~~W~~	196,890	~~W~~	—	~~W~~	15,994	~~W~~	(44,655)	~~W~~	8,437,703
Lease liabilities		1,143,640		(394,567)		403,451		3		90		36,840		(30,088)		1,159,369
Derivative liabilities		130,573		(1,712)		2,637		(4,311)		(4,892)		—		(47,119)		75,176
Derivative assets		(7,606)		216		—		(189,700)		(17,251)		—		114,888		(99,453)

Total	~~W~~	8,582,905	~~W~~	504,331	~~W~~	458,870	~~W~~	2,882	~~W~~	(22,053)	~~W~~	52,834	~~W~~	(6,974)	~~W~~	9,572,795

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

35.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business

Satellite TV	Satellite TV business

Real estate	Residential building development and supply

Others	IT, facility security, global business, and others

Details of each segment for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,289,243	~~W~~	1,168,103	~~W~~	3,105,807
Finance		3,613,981		121,461		47,638
Satellite TV		704,928		50,600		58,413
Real estate		485,056		118,953		65,457
Others		7,708,737		259,082		575,035

		30,801,945		1,718,199		3,852,350
Elimination		(5,151,934)		(28,111)		(196,471)

Consolidated amount	~~W~~	25,650,011	~~W~~	1,690,088	~~W~~	3,655,879

(in millions of Korean won)	2021
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,387,434	~~W~~	1,068,273	~~W~~	3,217,643
Finance		3,525,211		104,574		46,223
Satellite TV		655,354		57,422		60,980
Real estate		335,373		41,345		60,459
Others		6,283,023		415,468		327,202

		29,186,395		1,687,082		3,712,507
Elimination		(4,288,390)		(15,258)		(104,869)

Consolidated amount	~~W~~	24,898,005	~~W~~	1,671,824	~~W~~	3,607,638

[1]	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

For the year ended December 31, 2022, the Group changed certain operating segments for efficient business operation, and comparative information on the relevant segments was restated as the changed operating segments.

Operating revenues for the years ended December 31, 2022 and 2021, and non-current assets as at December 31, 2022 and 2021, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2022		2021		December 31, 2022		December 31, 2021
Domestic	~~W~~	25,490,154	~~W~~	24,807,065	~~W~~	20,845,214	~~W~~	20,627,543
Overseas		159,857		90,940		270,490		253,638

Total	~~W~~	25,650,011	~~W~~	24,898,005	~~W~~	21,115,704	~~W~~	20,881,181

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

36.	Related Party Transactions

The list of related party of the Group as at December 31, 2022, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, K-Realty Qualified Private Real Estate Investment Trust No. 1, GRANDWEST PFV Co., Ltd.
Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although it is evaluated by applying Korean IFRS 1109, it is included in the scope of related parties under Korean IFRS 1024, as it has a significant influence.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)		December 31, 2022
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	682	~~W~~	258,999	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		1,454		7,645		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		8,824
	Others		2,285		2		3,235		2,932		—

	Total	~~W~~	4,572	~~W~~	267,929	~~W~~	3,235	~~W~~	3,240	~~W~~	8,824

(in millions of Korean won)		December 31, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	821	~~W~~	51,422	~~W~~	—	~~W~~	513	~~W~~	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,614		—		—		—		—
	Others		565		1,853		343		4,829		—

	Total	~~W~~	6,000	~~W~~	53,275	~~W~~	343	~~W~~	5,342	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Significant transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)		2022
		Sales				Purchases				Acquisition of right-of-use assets
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1 [2]	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		29,536		—		11,007		—		—
	Hyundai Robotics Co., Ltd. [1]		94		—		629		3,170		—
	K-Realty 11th Real Estate Investment Trust Company		141		189		1,674		—		1,966
	Others [3]		10,226		1,738		35,435		2,307		—

Others	Digital Pharm Co., Ltd.		1		—		—		—		—

	Total	~~W~~	39,998	~~W~~	1,927	~~W~~	48,745	~~W~~	5,477	~~W~~	1,966

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	238,847	~~W~~	—	~~W~~	1,308	~~W~~	—
	K Bank, Inc.		24,214		33		15,164		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		5,000		—		—		—
	Others [1,4]		8,952		19,140		18,782		2,520
Others	KHS Co., Ltd. [5]		14		—		1,744		—

	Total	~~W~~	277,027	~~W~~	19,173	~~W~~	36,998	~~W~~	2,520

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[3]	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.
[4]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.
[5]	Transactions before reclassification as subsidiary of the Group.

(in millions of Korean won)		2022						2021
		Finance income		Finance costs		Dividend Income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 [1]	~~W~~	—	~~W~~	—	~~W~~	45,549	~~W~~	—	~~W~~	205	~~W~~	40,142
	K Bank, Inc.		3,052		—		—		223		—		—
	K-Realty 11th Real Estate Investment Trust Company		—		260		162		—		—		—
	Others [2,3]		—		—		9,158		—		—		8,637
	Total	~~W~~	3,052	~~W~~	260	~~W~~	54,869	~~W~~	223	~~W~~	205	~~W~~	48,779

[1]	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
[2]	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.
[3]	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Key management compensation for the years ended December 31, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	1,855	~~W~~	2,189
Post-employment benefits		294		412
Share-based compensation		976		669

Total	~~W~~	3,125	~~W~~	3,270

Fund transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K-Realty 11th Real Estate Investment Trust Company		1,916		771		—
Others		—		—		93,478

Total	~~W~~	31,916	~~W~~	771	~~W~~	278,138

[1]	Borrowing transactions include lease transactions.

(in millions of Korean won)	2021
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
K- REALTY CR REIT 1	~~W~~	—	~~W~~	15,964	~~W~~	—
K Bank, Inc.		—		—		424,957
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		—		11,000
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		6,055
KT-IBKC Future Investment Fund 1		—		—		(5,700)
Others[2]		—		—		18,176

Total	~~W~~	—	~~W~~	15,964	~~W~~	462,888

[1]	Borrowing transactions include lease transactions.
[2]	Others include transactions before exclusion as associates and joint ventures of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group has an obligation to invest in Real Estate Investment Company No.167, a related party, and others according to the agreement. As at December 31, 2022, the Group is planning to make an additional investment of ~~W~~ 53,120 million.

As at December 31, 2022, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,000 million (December 31, 2021: ~~W~~ 1,000 million).

37.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022 and 2021, if the foreign exchange rate had strengthened of weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax[1]		Impact on equity
2022.12.31	+ 10%	~~W~~	(5,841)	~~W~~	(15,836)
	- 10%		5,841		15,836
2021.12.31	+ 10%	~~W~~	(3,433)	~~W~~	8,692
	- 10%		3,433		(8,692)

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of significant financial assets and liabilities in foreign currencies as at December 31, 2022 and 2021, are as follows:

(in thousands of foreign currencies)	December 31, 2022		December 31, 2021
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	106,426	2,336,607	245,759	2,302,642
SDR	255	722	255	722
JPY	32,801	400,002	29,227	30,000,763
GBP	30	83	—	1,005
EUR	185	7,832	3,943	10,801
RWF	15,521	13,025	586	—
THB	265	—	2,160	—
TZS	1,464	—	1,644	—
BWP	183	—	93	—
HKD	37	—	—	105
VND	280,226	—	257,895	—
SGD	448	284,000	13	284,000
TWD	—	—	—	226
MYR	1	—	—	—
CHF	—	—	—	161
BGN	62	—	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(iii)	Price risk

As at December 31, 2022 and 2021, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the stock index increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of stock index	Impact on profit before income tax	Impact on equity
2022.12.31	+ 10%	~~W~~111,288	~~W~~113,948
	- 10%	(111,288)	(113,948)
2021.12.31	+ 10%	~~W~~2,000	~~W~~4,588
	- 10%	(2,000)	(4,588)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As at December 31, 2022 and 2021, if the market interest rate had increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax	Impact on equity
2022.12.31	+ 100 bp	~~W~~635	~~W~~(2,045)
	- 100 bp	(669)	2,100
2021.12.31	+ 100 bp	~~W~~753	~~W~~5,549
	- 100 bp	(731)	(5,675)

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The maximum exposure to credit risk of the Group’s financial instruments without considering the value of collaterals as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Cash and cash equivalents (except for cash on hand)	~~W~~	2,437,629	~~W~~	2,989,713
Trade and other receivables
Financial assets at amortized costs		7,459,994		5,687,103
Financial assets at fair value through other comprehensive income		129,124		491,713
Contract assets		802,253		745,085
Other financial assets
Derivatives financial assets for hedging		190,830		99,453
Financial assets at fair value through profit or loss		942,274		862,481
Financial assets at fair value through other comprehensive income		5,432		94,750
Financial assets at amortized costs		1,060,058		608,389

Total	~~W~~	13,027,594	~~W~~	11,578,687

The Group is exposed to credit risk for financial guarantee contracts. As at December 31, 2022, the Group’s maximum exposure amount is ~~W~~ 26,206 million (2021: ~~W~~ 71,697 million).

(i)	Trade receivables at amortized costs

The Group applies a simplified method of recognizing the expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables and contact assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2022. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The expected credit losses reflect forward-looking information. Provision for impairment as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		6%		26%		67%
Total carrying amounts	~~W~~	3,443,163	~~W~~	49,491	~~W~~	207,396	~~W~~	3,700,050
Provision for impairment	~~W~~	(191,668)	~~W~~	(12,789)	~~W~~	(139,281)	~~W~~	(343,738)

(in millions of Korean won)	December 31, 2021
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		7%		25%		45%
Total carrying amounts	~~W~~	3,120,763	~~W~~	55,679	~~W~~	256,884	~~W~~	3,433,326
Provision for impairment	~~W~~	(219,810)	~~W~~	(13,974)	~~W~~	(115,941)	~~W~~	(349,725)

Details of changes in provisions for impairment of trade receivables the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning balance	~~W~~	349,725	~~W~~	327,315
Provision		64,522		82,329
Written-off		(68,298)		(46,067)
Others		(2,211)		(13,852)

Ending balance	~~W~~	343,738	~~W~~	349,725

As at December 31, 2022, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 3,356,312 million (2021: ~~W~~ 3,083,601 million).

Impairment of trade receivable for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Impairment loss
Bad debt expenses	~~W~~	64,522	~~W~~	82,239

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as at December 31, 2022, is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning balance	~~W~~	201,387	~~W~~	204,604
Provision		65,941		23,015
Written-off		(51,383)		(41,274)
Reversal		(850)		(508)
Others		3,448		15,550

Ending balance	~~W~~	218,543	~~W~~	201,387

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as at December 31, 2022, is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,386,703	~~W~~	1,009,559	~~W~~	86,848	~~W~~	8,483,110
Borrowings (including debentures)		2,028,207		6,972,077		2,016,472		11,016,756
Lease liabilities		313,162		615,766		407,833		1,336,761
Other non-derivative financial liabilities		33,279		209,155		93,744		336,178
Financial guarantee contracts [1]		21,618		—		4,588		26,206

Total	~~W~~	9,782,969	~~W~~	8,806,557	~~W~~	2,609,485	~~W~~	21,199,011

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,698,783	~~W~~	1,232,468	~~W~~	159,647	~~W~~	8,090,898
Borrowings (including debentures)		1,927,456		5,635,558		2,275,557		9,838,571
Lease liabilities		388,226		484,476		427,860		1,300,562
Other non-derivative financial liabilities		1,473		206,749		100,900		309,122
Financial guarantee contracts [1]		71,697		—		—		71,697

Total	~~W~~	9,087,635	~~W~~	7,559,251	~~W~~	2,963,964	~~W~~	19,610,850

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives, are as follows:

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	101,994	~~W~~	930	~~W~~	102,924
Derivatives settled gross [2]
Outflows	~~W~~	472,005	~~W~~	2,493,858	~~W~~	28,786	~~W~~	2,994,649
Inflows		550,478		2,670,002		37,873		3,258,353

[1]

During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 20).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	158,284	~~W~~	—	~~W~~	158,284
Derivatives settled gross [2]
Outflows	~~W~~	843,489	~~W~~	1,857,942	~~W~~	377,302	~~W~~	3,078,733
Inflows		856,508		1,917,236		394,134		3,167,878

[1]

During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 20).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taken into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

Meanwhile, as at December 31, 2022, the Group is obligated to invest ~~W~~ 53,120 million in Real Estate Investment Company No.167, a related party, and others, and ~~W~~ 5,473 million and USD 34,050 thousand to make payment using the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 20 and 36).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

The debt-to-equity ratios as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	22,565,958	~~W~~	20,592,180
Total equity		18,414,723		16,567,161
Debt-to-equity ratio		123%		124%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the consolidated statement of financial position plus net debt.

The gearing ratios as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Total borrowings	~~W~~	10,006,685	~~W~~	8,437,703
Less: cash and cash equivalents		(2,449,062)		(3,019,592)

Net debt		7,557,623		5,418,111
Total equity		18,414,723		16,567,161
Total capital		25,972,346		21,985,272
Gearing ratio		29%		25%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral
Trade receivables	~~W~~	60,512	~~W~~	—	~~W~~	60,512	~~W~~	(44,518)	~~W~~	—	~~W~~	15,994
Other financial assets		764		(764)		—		—		—		—

Total	~~W~~	61,276	~~W~~	(764)	~~W~~	65,012	~~W~~	(44,518)	~~W~~	—	~~W~~	15,994

(in millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral
Trade receivables	~~W~~	79,102	~~W~~	—	~~W~~	79,102	~~W~~	(65,592)	~~W~~	—	~~W~~	13,510

Total	~~W~~	79,102	~~W~~	—	~~W~~	79,102	~~W~~	(65,592)	~~W~~	—	~~W~~	13,510

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of the Group’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral
Trade payables	~~W~~	47,271	~~W~~	(764)	~~W~~	46,507	~~W~~	(44,518)	~~W~~	—	~~W~~	1,989

Total	~~W~~	47,271	~~W~~	(764)	~~W~~	46,507	~~W~~	(44,518)	~~W~~	—	~~W~~	1,989

(in millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral
Trade payables	~~W~~	69,944	~~W~~	—	~~W~~	69,944	~~W~~	(65,592)	~~W~~	—	~~W~~	4,352

Trade payables	~~W~~	69,944	~~W~~	—	~~W~~	69,944	~~W~~	(65,592)	~~W~~	—	~~W~~	4,352

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2022 and 2021, are as follows:

	December 31, 2022			December 31, 2021
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,449,062	[1]	~~W~~	3,019,592	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		7,364,516	[1]		5,610,377	[1]
Financial assets at fair value through other comprehensive income		129,124	129,124		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		1,060,058	[1]		608,389	[1]
Financial assets at fair value through profit or loss		1,064,856	1,064,856		952,319	952,319
Financial assets at fair value through other comprehensive income		1,508,192	1,508,192		347,877	347,877
Derivative financial assets for hedging purpose		190,830	190,830		99,453	99,453

Total	~~W~~	13,766,638		~~W~~	11,129,720

Financial liabilities
Trade and other payables	~~W~~	8,397,264	[1]	~~W~~	7,980,203	[1]
Borrowings		10,006,685	9,405,992		8,437,703	8,578,827
Other financial liabilities
Financial liabilities at amortized cost		246,606	[1]		263,500	[1]
Financial liabilities at fair value through profit or loss		141,280	141,280		216,040	216,040
Derivative financial liabilities for hedging purpose		33,555	33,555		18,126	18,126

Total	~~W~~	18,825,390		~~W~~	16,915,572

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from the fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2022 and 2021, are as follows:

	December 31, 2022
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging purpose		—		189,717		1,113		190,830
Investment properties		—		—		5,370,047		5,370,047

Total	~~W~~	1,032,547	~~W~~	750,144	~~W~~	6,480,358	~~W~~	8,263,049

Liabilities
Borrowings	~~W~~	—	~~W~~	9,405,992	~~W~~	—	~~W~~	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging purpose		—		33,555		—		33,555

Total	~~W~~	—	~~W~~	9,439,547	~~W~~	141,280	~~W~~	9,580,827

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2021
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		350,949		577,085		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging purpose		—		67,888		31,565		99,453
Investment properties		—		—		4,263,381		4,263,381

Total	~~W~~	41,613	~~W~~	917,726	~~W~~	5,195,404	~~W~~	6,154,743

Liabilities
Borrowings	~~W~~	—	~~W~~	8,578,827	~~W~~	—	~~W~~	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging purpose		—		18,126		—		18,126

Total	~~W~~	—	~~W~~	8,597,661	~~W~~	215,332	~~W~~	8,812,993

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2022
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisition		226,310		262,408		—		3,046
Reclassification		(8,962)		8,122		—		(54,921)
Changes in consolidation scope		—		(40)		—		—
Disposal		(179,740)		(97,426)		(31,565)		—
Amount recognized in profit or loss 1,		(2,624)		18		—		(22,177)
Amount recognized in other comprehensive income [2]		—		674		1,113		—

Ending balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280

[1]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.
[2]	The recognition of gains and losses on derivatives financial liabilities for hedging purposes consists entirely of derivatives valuation gains.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Acquisition		492,842		118,648		—		205,323
Reclassification		(25,757)		14,633		—		—
Changes in consolidation scope		353		(3,051)		—		46,208
Disposal		(418,029)		(5,325)		—		—
Amount recognized in profit or loss [1,2]		95,167		71		43,150		(38,836)
Amount recognized in other comprehensive income [1]		—		147,608		(7,391)		—

Ending balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332

[1]	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
[2]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2022 and 2021, are as follows:

	December 31, 2022
(in millions of Korean won)	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,214	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging purpose		190,830	2,3	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,370,047	3	DCF Model
Liabilities
Borrowings	~~W~~	9,405,992	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging purpose		33,555	2	DCF Model	Market observation discount rate

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2021
(in millions of Korean won)	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted Net Asset Model	Bond interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market approach Model	Discount rate
Derivative financial assets for hedging purpose		99,453	2,3	Hull-White Model, DCF Model	Market observation discount rate
Investment properties		4,263,381	3	DCF Model
Liabilities
Borrowings	~~W~~	8,578,827	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial Option Pricing Model	Forward rate, Market interest rate
Derivative financial liabilities for hedging purpose		18,126	2	DCF Model	Market observation discount rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2022 and 2021, are as follows:

	2022		2021
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	832	~~W~~	2,257
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(832)		(1,425)

IV. Ending balance (I+II+III)	~~W~~	—	~~W~~	832

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2022, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2022, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	3,539,827	~~W~~	5,580,445	~~W~~	2,044,989	~~W~~	11,165,261
Assets recognized in statement of financial position
Other financial assets	~~W~~	77,819	~~W~~	237,907	~~W~~	—	~~W~~	315,726
Joint ventures and associates		123,138		268,275		—		391,413

Total	~~W~~	200,957	~~W~~	506,182	~~W~~	—	~~W~~	707,139

Maximum loss exposure [1]
Investment assets	~~W~~	200,957	~~W~~	506,182	~~W~~	—	~~W~~	707,139
Investment agreement, etc		40,914		91,224		—		132,138

Total	~~W~~	241,871	~~W~~	597,406	~~W~~	—	~~W~~	839,277

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2021
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	2,343,487	~~W~~	5,202,439	~~W~~	2,256,256	~~W~~	9,802,182
Assets recognized in statement of financial position
Other financial assets	~~W~~	40,587	~~W~~	237,841	~~W~~	—	~~W~~	278,428
Joint ventures and associates		125,009		246,440		—		371,449

Total	~~W~~	165,596	~~W~~	484,281	~~W~~	—	~~W~~	649,877

Maximum loss exposure [1]
Investment assets	~~W~~	165,596	~~W~~	484,281	~~W~~	—	~~W~~	649,877
Investment agreement, etc.		—		63,489		—		63,489

Total	~~W~~	165,596	~~W~~	547,770	~~W~~	—	~~W~~	713,366

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	2022
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.8%	~~W~~	410,695	~~W~~	7,127	~~W~~	(8,284)	~~W~~	13,651	~~W~~	423,189
BC Card Co., Ltd.	30.5%		498,928		47,909		(7,641)		(14,539)		524,657
KTIS Corporation	66.7%		135,240		14,965		(2,226)		(6,577)		141,402
KTCS Corporation	78.3%		145,111		18,888		(2,721)		(7,397)		153,881
Nasmedia, Co., Ltd.	56.0%		124,181		15,610		(4,187)		(179)		135,425

(in millions of Korean won)	2021
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	~~W~~	388,900	~~W~~	24,795	~~W~~	(8,279)	~~W~~	5,279	~~W~~	410,695
BC Card Co., Ltd.	30.5%		411,826		34,496		(6,434)		59,040		498,928
KTIS Corporation	68.6%		120,071		17,715		(1,837)		(709)		135,240
KTCS Corporation	79.7%		129,502		21,394		(2,211)		(3,574)		145,111
Nasmedia, Co., Ltd.	56.0%		112,549		15,185		(3,808)		255		124,181

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-group eliminations, is as follows:

(in millions of Korean won)	December 31, 2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	~~W~~	420,701	~~W~~	3,152,622	~~W~~	102,121	~~W~~	296,209	~~W~~	435,359
Non-current assets		938,465		2,513,453		294,087		123,517		81,586
Current liabilities		274,637		2,879,551		103,698		188,379		261,381
Non-current liabilities		229,042		1,229,649		95,506		40,240		14,349
Equity		855,487		1,556,875		197,004		191,107		241,215

(in millions of Korean won)	December 31, 2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	~~W~~	408,484	~~W~~	1,991,152	~~W~~	124,420	~~W~~	302,953	~~W~~	409,345
Non-current assets		867,161		1,942,275		244,941		113,797		81,049
Current liabilities		249,676		1,658,476		103,927		189,641		248,648
Non-current liabilities		220,018		822,528		73,691		44,530		19,970
Equity		805,951		1,452,423		191,743		182,579		221,776

Summarized consolidated statements of comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Sales	~~W~~	1,034,236	~~W~~	3,895,764	~~W~~	535,783	~~W~~	1,030,158	~~W~~	152,394
Profit for the year		20,941		148,341		15,917		17,634		27,691
Other comprehensive income (loss)		13,544		(5,286)		(2,415)		(134)		(695)
Total comprehensive income		34,485		143,055		13,502		17,500		26,996

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Sales	~~W~~	763,223	~~W~~	3,579,438	~~W~~	468,004	~~W~~	965,721	~~W~~	124,161
Profit for the year		62,309		120,308		24,944		19,034		27,120
Other comprehensive income (loss)		12,686		2,270		3,725		(2,120)		871
Total comprehensive income		74,995		122,578		28,669		16,914		27,991

Summarized consolidated statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	176,407	~~W~~	(798,043)	~~W~~	13,809	~~W~~	19,423	~~W~~	22,015
Cash flows from investing activities		(78,928)		(7,733)		9,813		13,245		3,845
Cash flows from financing activities		(79,455)		914,441		(29,199)		(35,578)		(11,136)
Net increase (decrease) in cash and cash equivalents		18,024		108,665		(5,577)		(2,910)		14,724
Cash and cash equivalents at beginning of year		80,672		326,482		30,521		63,884		71,396
Exchange differences		(1)		(100)		—		840		13
Cash and cash equivalents at end of the year		98,695		435,047		24,944		61,814		86,133

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	102,947	~~W~~	(157,645)	~~W~~	49,011	~~W~~	6,945	~~W~~	44,500
Cash flows from investing activities		(352,116)		(283,313)		(27,143)		(1,039)		(16,966)
Cash flows from financing activities		230,010		526,563		(23,126)		(16,622)		(9,843)
Net increase (decrease) in cash and cash equivalents		(19,159)		85,605		(1,258)		(10,716)		17,691
Cash and cash equivalents at beginning of year		99,834		240,584		31,779		75,440		53,720
Exchange differences		(3)		293		—		(840)		(15)
Cash and cash equivalents at end of the year		80,672		326,482		30,521		63,884		71,396

(3)	Transactions with Non-Controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2022 and 2021 is summarized as follows:

(in millions of Korean won)	2022		2021
Carrying amount of non-controlling interests acquired	~~W~~	19,272	~~W~~	14,702
Consideration paid to non-controlling interests		69,652		1,095

Effect of changes in equity (net amount)	~~W~~	88,924	~~W~~	15,797

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.	Business Combination

Kt cloud Co., Ltd., a subsidiary of the Group, acquired 100,000 common shares (100%) of SPARK AND ASSOCIATES INC. for ~~W~~ 20,328 million on October 4, 2022 to secure business capabilities of the car cloud business and also gain first mover advantage in the multi/hybrid cloud market.

The details of major business combinations that occurred for the year ended December 31, 2022, are as follows.

(in millions of Korean won)	Major transfer business	Business combination date	Transfer price
SPARK AND ASSOCIATES INC.	Network service industry	Oct. 4, 2022	20,328

The values of assets and liabilities acquired on the acquisition date from major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	SPARK AND ASSOCIATES INC.
I. Total transfer price (A)	~~W~~	20,328
II. Amount recognized as identifiable assets and liabilities
Fair value of identifiable assets		11,446
Cash and cash equivalents		427
Trade and other receivables, net		1,039
Property and equipment, net		23
Intangible assets, net		9,715
Other assets		242
Fair value of identifiable liabilities		2,793
Trade and other payables		410
Current income tax liabilities		32
Net defined benefit liabilities		21
Other liabilities		2,330
Total identifiable net assets (B)		8,653
III. Non-controlling interest (C)		—
IV. Fair value of net assets acquired (D=B-C)		8,653

V. Goodwill (E=A-D)	~~W~~	11,675

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Intangible assets additionally identified by the Group as a result of major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	Goodwill		Customer relationship
SPARK AND ASSOCIATES INC.	~~W~~	11,675	~~W~~	9,715

Operating income and net profit and loss before elimination of intercompany transactions of the acquired companies transferred through major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	After business combination				2022
	Operating income		Profit (loss) for the year		Operating income		Profit (loss) for the year
SPARK AND ASSOCIATES INC.	~~W~~	1,637	~~W~~	413	~~W~~	6,856	~~W~~	670

42.	Events After the Reporting Period

The Group has issued the following bonds after the end of the reporting period.

Type	Issuance date	Face value (in millions of Korean won)		Interest rate	Redemption date
The 198-1st Public bond	Jan. 12, 2023	~~W~~	70,000	3.847%	Jan. 10, 2025
The 198-2nd Public bond	Jan. 12, 2023		150,000	3.869%	Jan. 12, 2026
The 198-3rd Public bond	Jan. 12, 2023		80,000	3.971%	Jan. 12, 2028

The Group decided to acquire treasury stocks equivalent to ~~W~~ 300,000 million, in accordance with the resolution of the Board of Directors on February 9, 2023, to enhance shareholder value. Treasury stocks amounting to ~~W~~ 100,000 million of the acquired treasury stocks will be retired in August 2023.

KT Corporation

Separate Financial Statements

December 31, 2022 and 2021

KT Corporation

Index

December 31, 2022 and 2021

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as at December 31, 2022 and 2021, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 8, 2023 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

1

Cash-Generating Unit Impairment Assessment

•	Why the matter was determined to be a key audit matter

As described in Note 2.14 and Note 12 in the separate financial statements, the Company assesses whether indicators of impairment on assets exist at the end of every reporting period in accordance with Korean IFRS 1036 Impairment of Assets, and tests for impairment whenever there is an impairment indicator. Given that there is a significant difference between the market value of the Company and the total net assets of the Company, the Company determined that indicators of impairment on the cash-generating units (“CGUs”) with respect to the wire, wireless, and corporate business existed as at December 31, 2022. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Company estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the separate financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgment, effort and specialized knowledge being used by management. Therefore, we determined that the impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

•	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Company’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Company’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We evaluated the qualifications and independence of management’s external experts.

2

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

3

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 8, 2023

This report is effective as of March 8, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

December 31, 2022 and 2021

Separate Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4,5,36	~~W~~	966,307	~~W~~	1,708,714
Trade and other receivables, net	4,6,36		3,055,649		3,092,397
Other financial assets	4,7,36		232,837		104,062
Inventories, net	8		349,870		289,345
Other current assets	9		1,998,825		1,972,529

Total current assets			6,603,488		7,167,047

Non-current assets
Trade and other receivables, net	4,6,36		526,988		750,820
Other financial assets	4,7,36		1,993,893		591,201
Property and equipment, net	10		11,540,162		12,021,117
Right-of-use assets	20		983,049		1,078,129
Investment properties, net	11,36		1,137,489		997,344
Intangible assets, net	12		1,855,679		2,236,564
Investments in subsidiaries, associates and joint ventures	13		4,879,219		3,816,915
Net defined benefit assets	17		180,689		—
Other non-current assets	9		717,118		703,232

Total non-current assets			23,814,286		22,195,322

Total assets		~~W~~	30,417,774	~~W~~	29,362,369

5

KT Corporation

Separate Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)		December 31, 2022		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,14,36	~~W~~	4,411,056	~~W~~	4,523,621
Borrowings	4,15,36		984,720		1,338,207
Other financial liabilities	4,7,36		—		17,807
Current income tax liabilities	29		127,944		104,481
Provisions	16		87,720		155,660
Deferred income	25		44,042		48,977
Other current liabilities	9		665,968		779,967

Total current liabilities			6,321,450		6,968,720

Non-current liabilities
Trade and other payables	4,14,36		979,050		1,259,709
Borrowings	4,15,36		6,510,841		5,611,447
Other financial liabilities	4,7,36		37,566		5,572
Net defined benefit liabilities	17		—		116,456
Provisions	16		79,374		77,284
Deferred income	25		158,161		187,309
Deferred income tax liabilities	29		763,113		487,107
Other non-current liabilities	9		710,139		783,871

Total non-current liabilities			9,238,244		8,528,755

Total liabilities			15,559,694		15,497,475

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		12,347,403		11,931,481
Accumulated other comprehensive income	23		(72,672)		125,610
Other components of equity	23		(421,408)		(1,196,954)

Total equity			14,858,080		13,864,894

Total liabilities and equity		~~W~~	30,417,774	~~W~~	29,362,369

The above separate statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022		2021
Operating revenue	25	~~W~~	18,289,243	~~W~~	18,387,434
Operating expenses	26		17,121,140		17,319,161

Operating profit			1,168,103		1,068,273
Other income	27		408,025		346,907
Other expenses	27		228,723		244,261
Finance income	28		577,334		638,931
Finance costs	28		653,996		488,533

Profit before income tax			1,270,743		1,321,317
Income tax expense	29		506,993		330,826

Profit for the year		~~W~~	763,750	~~W~~	990,491

Earnings per share
Basic earnings per share	30	~~W~~	3,153	~~W~~	4,211
Diluted earnings per share	30		3,152		4,203

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Profit for the year		~~W~~	763,750	~~W~~	990,491

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	17		114,154		31,025
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			(149,638)		116,913
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income	4		(13,902)		(15,110)
Valuation gain on cash flow hedges	4,7		56,259		137,865
Other comprehensive loss from cash flow hedges reclassified to profit or loss	4		(91,012)		(133,728)

Total other comprehensive income (loss)		~~W~~	(84,139)	~~W~~	136,965

Total comprehensive income for the year		~~W~~	679,611	~~W~~	1,127,456

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Comprehensive income
Profit for the year			—		—		990,491		—		—		990,491
Gain on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		23,236		78,567		—		101,803
Remeasurements of net defined benefit liabilities	17,29		—		—		31,025		—		—		31,025
Valuation gain on cash flow hedge	4,29		—		—		—		4,137		—		4,137

Total comprehensive income for the year			—		—		1,044,752		82,704		—		1,127,456

Transactions with equity holders
Dividends paid	31		—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(20,498)		—		20,498		—
Acquisition of treasury stock	23		—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock	23		—		—		—		—		50,954		50,954
Others			—		—		—		—		(481)		(481)

Balance at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Balance at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Comprehensive income
Profit for the year			—		—		763,750		—		—		763,750
Loss on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		(11)		(163,529)		—		(163,540)
Remeasurements of net defined benefit liabilities	17,29		—		—		114,154		—		—		114,154
Valuation loss on cash flow hedge	4,29		—		—		—		(34,753)		—		(34,753)

Total comprehensive income for the year			—		—		877,893		(198,282)		—		679,611

Transactions with equity holders
Dividends paid	31		—		—		(450,394)		—		—		(450,394)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(11,577)		—		11,577		—
Disposal of treasury stock	23		—		—		—		—		763,081		763,081
Others			—		—		—		—		888		888

Balance at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Cash generated from operations	32	~~W~~	4,128,185	~~W~~	4,998,368
Interest paid			(202,579)		(228,368)
Interest received			211,170		230,509
Dividends received			98,874		76,629
Income tax paid			(173,297)		(117,810)

Net cash inflow from operating activities			4,062,353		4,959,328

Cash flows from investing activities
Collection of loans			133,864		47,254
Disposal of current financial instruments at amortized cost			900		189,976
Disposal of financial assets at fair value through profit or loss			1,695		33,651
Disposal of financial assets at fair value through
other comprehensive income			—		36,749
Disposal of investments in subsidiaries, associates and joint ventures			36,028		70,785
Disposal of property and equipment			60,619		40,722
Disposal of intangible assets			17,047		6,036
Disposal of right-of-use assets			96		110
Loans granted			(125,146)		(42,815)
Acquisition of current financial instruments at amortized cost			(117,764)		—
Acquisition of non-current financial instruments at amortized cost			(226,030)		—
Acquisition of financial assets at fair value through profit or loss			(115,415)		(71,899)
Acquisition of financial assets at fair value through
other comprehensive income			(442,176)		(40,182)
Acquisition of investments in subsidiaries, associates and joint ventures			(348,607)		(383,221)
Acquisition of property and equipment			(2,980,008)		(2,946,975)
Acquisition of intangible assets			(307,689)		(633,847)
Acquisition of right-of-use assets			(1,984)		(3,330)

Net cash outflow from in investing activities			(4,414,570)		(3,696,986)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,741,962		1,038,456
Settlement of derivative instruments (inflow)			76,280		216
Dividend paid			(450,394)		(326,487)
Repayments of borrowings and debentures			(1,359,117)		(1,223,841)
Settlement of derivative instruments (outflow)			(41,197)		—
Acquisition of treasury stock			—		(190,105)
Decrease in lease liabilities			(357,337)		(393,634)

Net cash outflow from financing activities	33		(389,803)		(1,095,395)

Effect of exchange rate change on cash and cash equivalents			(387)		557

Net increase (decrease) in cash and cash equivalents			(742,407)		167,504
Cash and cash equivalents
Beginning of the year	5		1,708,714		1,541,210

End of the year	5	~~W~~	966,307	~~W~~	1,708,714

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2022, the Korean government does not own any shares in the Company.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate financial statement requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Leases – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment does not have a significant impact on the separate financial statements.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the separate financial statements,

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments do not have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the separate financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean international Financial Reporting Standards – Subsidiaries that are firs-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1041 Agriculture – Measuring fair value

(2)	New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the separate financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Gain or Loss on Valuation of Financial Liabilities Subject to Adjustment of Exercise Price

If the entire or a part of financial instrument, whose exercise price is subject to change due to the issuer’s share price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses shall be disclosed. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instrument

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

The full fair value of a hedging derivative is classified as a non-current asset or non-current liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting treatment for trade receivables and Note 2.5 (c) for a description of the Company’s accounting policy on impairment.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.9	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	10 – 40 years
Structures	10 – 40 years
Telecommunications equipment	2 – 40 years
Vehicles	4 years
Tools	4 years
Office equipment	2 – 4 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.10	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right—of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.11	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.12	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.13	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and presented as a credit in the statement of profit or loss within ‘other income’.

2.14	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an individual asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.15	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.16	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Borrowings are is initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

2.17	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period at least five years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.18	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.19	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.20	Leases

(a)	Lessee

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(b)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.21	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

2.22	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c)	Incremental contract acquisition costs

The Company pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

2.23	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.24	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.25	Approval on Issuance of the Separate Financial Statements

The separate financial statements of 2022 were approved for issuance by the Board of Directors on February 9, 2023 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Notes 12 and 13).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgements in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of properties, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	966,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	966,307
Trade and other receivables		3,453,513		—		129,124		—		3,582,637
Other financial assets		416,294		410,388		1,214,059		185,989		2,226,730

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,390,106	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,390,106
Borrowings		7,495,561		—		—		—		7,495,561
Other financial liabilities		—		5,164		32,402		—		37,566
Lease liabilities		—		—		—		865,280		865,280

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,708,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,708,714
Trade and other receivables		3,351,504		—		491,713		—		3,843,217
Other financial assets		72,501		299,410		226,331		97,021		695,263

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,783,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,783,330
Borrowings		6,949,654		—		—		—		6,949,654
Other financial liabilities		—		5,329		18,050		—		23,379
Lease liabilities		—		—		—		966,700		966,700

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Gains and losses arising from financial instruments by category for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Financial assets at amortized cost
Interest income	~~W~~	44,248	~~W~~	35,496
Impairment loss		(63,593)		(71,709)
Gain on foreign currency transactions		16,421		9,773
Gain on foreign currency translation		3,868		6,134

Financial assets at fair value through profit or loss
Interest income		326		—
Dividend income		5		7
Gain (loss) on valuation		(16,353)		74,560
Gain on disposal		1,555		29,162
Gain on foreign currency translation		15,209		17,787

Financial assets at fair value through other comprehensive income
Interest income		190,021		222,038
Dividend income		8,974		—
Loss on disposal		(62,630)		(22,695)
Other comprehensive income (loss) for the year [1]		(163,540)		101,803
Gain on valuation		—		16,793

Derivative assets used for hedging
Gain (loss) on transactions		27,479		(6,209)
Gain on valuation		150,570		199,736
Other comprehensive income for the year [1]		80,225		140,978
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(106,149)		(139,057)

Financial liabilities at amortized cost
Interest expense		(226,977)		(200,631)
Loss on foreign currency transactions		(35,483)		(1,208)
Loss on foreign currency translation		(141,768)		(189,075)

Financial liabilities at fair value through profit or loss
Gain on valuation		166		—

Derivative liabilities used for hedging
Loss on valuation		(20,722)		(7,206)
Other comprehensive loss for the year [1]		(23,966)		(3,113)
Reclassified to profit or loss from other comprehensive income for the year [1,2]		15,137		5,328

Lease liabilities
Interest expense		(31,625)		(32,171)

Total	~~W~~	(338,602)	~~W~~	186,521

[1]	The amounts directly reflected in equity are after adjustments of deferred income tax.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

[2]

During the years ended December, 31, 2022 and 2021, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedges in other comprehensive income was reclassified to profit or loss for the current year.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021		Description
Bank deposits	~~W~~	8,440	~~W~~	15,527	Deposits restricted for government projects and others

Cash and cash equivalents in the separate statement of financial position are equal to cash and cash equivalents in the separate statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2022 and 2021, are as follows:

	December 31, 2022
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,929,574	~~W~~	(278,135)	~~W~~	(6,872)	~~W~~	2,644,567
Other receivables		443,525		(30,549)		(1,894)		411,082

Total	~~W~~	3,373,099	~~W~~	(308,684)	~~W~~	(8,766)	~~W~~	3,055,649

Non-current assets
Trade receivables	~~W~~	370,471	~~W~~	(869)	~~W~~	(11,180)	~~W~~	358,422
Other receivables		177,815		(429)		(8,820)		168,566

Total	~~W~~	548,286	~~W~~	(1,298)	~~W~~	(20,000)	~~W~~	526,988

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	December 31, 2021
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,899,669	~~W~~	(280,059)	~~W~~	(7,615)	~~W~~	2,611,995
Other receivables		528,562		(44,374)		(3,786)		480,402

Total	~~W~~	3,428,231	~~W~~	(324,433)	~~W~~	(11,401)	~~W~~	3,092,397

Non-current assets
Trade receivables	~~W~~	579,253	~~W~~	(2,602)	~~W~~	(16,973)	~~W~~	559,678
Other receivables		201,193		—		(10,051)		191,142

Total	~~W~~	780,446	~~W~~	(2,602)	~~W~~	(27,024)	~~W~~	750,820

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provisions for impairment for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	282,660	~~W~~	44,374	~~W~~	263,750	~~W~~	53,829
Provision		49,727		13,866		54,669		17,040
Write-off/transfer		(53,383)		(27,262)		(35,758)		(26,495)

Ending	~~W~~	279,004	~~W~~	30,978	~~W~~	282,661	~~W~~	44,374

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of other receivables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Loans	~~W~~	46,463	~~W~~	55,184
Receivables		262,557		338,951
Accrued income		6,996		874
Refundable deposits		294,575		319,357
Others		35		1,552
Provision for impairment		(30,978)		(44,374)

Total	~~W~~	579,648	~~W~~	671,544

The maximum exposure of trade and other receivables to credit risks is the carrying amount of each class of receivables mentioned above as at December 31, 2022.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	416,294	~~W~~	72,501
Financial assets at fair value through profit or loss [2]		410,388		299,410
Financial assets at fair value through other comprehensive income		1,214,059		226,331
Derivatives used for hedging		185,989		97,021
Less: Non-current		(1,993,893)		(591,201)

Current	~~W~~	232,837	~~W~~	104,062

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,164	~~W~~	5,329
Derivatives used for hedging		32,402		18,050
Less: Non-current		(37,566)		(5,572)

Current	~~W~~	—	~~W~~	17,807

[1]

As at December 31, 2022, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2021: ~~W~~ 22,501 million), which consist of checking account deposits and time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of financial assets at fair value through profit or loss as at December 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	—	~~W~~	147
Debt instruments		387,594		297,371
Derivative liabilities held for trading [1]		22,794		1,892
Less: Non-current		(410,388)		(299,410)

Current	~~W~~	—	~~W~~	—

[1]

During the year ended December 31, 2022, derivative assets amount to ~~W~~ 18,996 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. and call option amounts to ~~W~~ 3,798 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2022.

Details of financial assets at fair value through other comprehensive income as at December 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Equity instruments (Listed) [1]	~~W~~	1,015,606	~~W~~	35,510
Equity instruments (Unlisted)		198,453		190,821
Less: Non-current		(1,214,059)		(226,331)

Current	~~W~~	—	~~W~~	—

[1]	As at December 31, 2022, financial assets at fair value through other comprehensive income include shares of Shinhan Financial Group Co., Ltd., HYUNDAI MOBIS, and HYUNDAI MOTOR COMPANY.

Upon disposal of these equity instruments, any balance within the other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

Derivatives used for hedging as at December 31, 2022 and December 31, 2021, are as follows:

	December 31, 2022				December 31, 2021
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	185,989	~~W~~	32,402	~~W~~	97,021	~~W~~	18,050
Less: Non-current		(143,413)		(32,402)		(65,456)		(243)

Current	~~W~~	42,576	~~W~~	—	~~W~~	31,565	~~W~~	17,807

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risks arising from fluctuations of interest rates and exchange rates, and the maximum expected period exposed to cash flow fluctuation risks due to the forecast transactions subject to hedge is September 7, 2034.

[2]

The amount of derivatives subject to interest rate benchmark reform (phase 2 amendments) is ~~W~~ 96,301 million, and the Company is assessing the impact of switching to an alternative interest rate indicator.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivative contracts for the years ended December 31, 2021 and 2022, are as follows:

(in millions of Korean won)
	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive loss[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	150,570	~~W~~	20,722	~~W~~	75,112	~~W~~	199,736	~~W~~	7,206	~~W~~	186,455

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

The ineffective portion recognized in profit or loss concerning cash flow hedges are valuation gains of ~~W~~ 3,408 million for the year ended December 31, 2022 (December 31, 2021: valuation gains of ~~W~~ 12,688 million).

The unsettled amount of derivative instruments for the years ended December 31, 2022 and 2021, are as follows:

(i) Hedging instruments

(in millions of Korean won)	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,070,000	~~W~~	2,474,770	~~W~~	159,638	~~W~~	31,993	~~W~~	169,994
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511

Total		~~W~~	2,724,335	~~W~~	185,989	~~W~~	32,402	~~W~~	190,197

(in millions of Korean won)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,970,000	~~W~~	2,269,170	~~W~~	91,590	~~W~~	—	~~W~~	182,211
JPY	30,000,000		326,751		—		18,050		(7,199)
SGD	284,000		245,208		5,431		—		18,387

Total		~~W~~	2,841,129	~~W~~	97,021	~~W~~	18,050	~~W~~	193,399

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(ii) Hedged item

(in millions of Korean won)
	2022						2021
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,623,311	~~W~~	(168,377)	~~W~~	(13,287)	~~W~~	2,335,435	~~W~~	(172,340)	~~W~~	21,648
JPY		3,813		306		116		309,072		7,199		269
SGD		267,843		(18,720)		3,406		249,108		(15,570)		3,071

Total	~~W~~	2,894,967	~~W~~	(186,789)	~~W~~	(9,765)	~~W~~	2,893,615	~~W~~	(180,711)	~~W~~	24,988

[1]	The amounts directly reflected in equity are after adjustments of deferred income tax.

Details of financial liabilities at fair value through profit or loss as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading [1]	~~W~~	5,164	~~W~~	5,329

[1]

During the year ended December 31, 2022, derivative liabilities recognized amount to ~~W~~ 930 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. and ~~W~~ 4,234 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

8.	Inventories

Inventories as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)
	December 31, 2022						December 31, 2021
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	439,598	~~W~~	(89,728)	~~W~~	349,870	~~W~~	402,637	~~W~~	(113,292)	~~W~~	289,345

Cost of inventories recognized as expenses for the year ended December 31, 2022 amounts to ~~W~~ 2,581,671 million (December 31, 2021: ~~W~~ 2,952,856 million), and reversal of loss on valuation inventories amounts to ~~W~~ 23,564 million for the year ended December 31, 2022 (December 31, 2021: reversal of loss on valuation inventories of ~~W~~ 15,227 million).

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	54,315	~~W~~	64,357
Prepaid expenses		54,044		62,782
Contract costs		1,883,084		1,867,633
Contract assets		724,500		680,989
Less: Non-current		(717,118)		(703,232)

Current	~~W~~	1,998,825	~~W~~	1,972,529

Other liabilities
Advances received [1]	~~W~~	189,780	~~W~~	226,590
Withholdings		38,561		20,946
Unearned revenue		1,051		15,308
Lease liabilities		865,280		966,700
Contract liabilities		281,435		334,294
Less: Non-current		(710,139)		(783,871)

Current	~~W~~	665,968	~~W~~	779,967

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue form Contracts with Customers (Note 25).

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

10.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	888,928	~~W~~	3,326,224	~~W~~	37,839,901	~~W~~	1,106,319	~~W~~	997,905	~~W~~	44,159,277
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,761,393)		(29,350,392)		(1,005,623)		(620)		(32,138,160)

Beginning, net	~~W~~	888,796	~~W~~	1,564,831	~~W~~	8,494,509	~~W~~	80,696	~~W~~	997,285	~~W~~	12,021,117
Acquisitions and capital expenditures		—		2,015		16,512		16,760		2,901,085		2,936,372
Disposals and terminations		(2,556)		(4,292)		(66,672)		(3,985)		—		(81,044)
Depreciation		—		(80,667)		(2,178,314)		(31,493)		—		(2,290,474)
Impairment		—		—		(2,063)		—		(906)		(2,969)
Transfers in (out)		24,647		211,503		2,569,792		19,590		(2,936,585)		(111,053)
Investment in kind		(26,681)		(488,870)		(207,516)		(228)		(25,254)		(748,549)
Others		(17,485)		(166,144)		3,029		(2,638)		—		(183,238)

Ending, net	~~W~~	866,721	~~W~~	1,038,376	~~W~~	8,624,277	~~W~~	78,702	~~W~~	932,086	~~W~~	11,540,162

Acquisition cost	~~W~~	866,853	~~W~~	2,645,631	~~W~~	38,883,058	~~W~~	630,481	~~W~~	932,584	~~W~~	43,958,607
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,607,255)		(30,258,781)		(551,779)		(498)		(32,418,445)

(in millions of Korean won)	2021
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	892,646	~~W~~	3,244,503	~~W~~	36,945,119	~~W~~	1,085,839	~~W~~	972,127	~~W~~	43,140,234
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,679,945)		(28,450,956)		(1,005,525)		(3,959)		(31,140,517)

Beginning, net	~~W~~	892,514	~~W~~	1,564,558	~~W~~	8,494,163	~~W~~	80,314	~~W~~	968,168	~~W~~	11,999,717
Acquisitions and capital expenditures		2		6,562		7,223		20,864		2,813,943		2,848,594
Disposals and terminations		(4,694)		(5,675)		(68,128)		(2,260)		—		(80,757)
Depreciation		—		(101,716)		(2,203,759)		(40,889)		—		(2,346,364)
Transfers in (out)		4,607		415,736		2,257,955		23,371		(2,784,826)		(83,157)
Others		(3,633)		(314,634)		2,055		(704)		—		(316,916)

Ending, net	~~W~~	888,796	~~W~~	1,564,831	~~W~~	8,489,509	~~W~~	80,696	~~W~~	997,285	~~W~~	12,021,117

Acquisition cost	~~W~~	888,928	~~W~~	3,326,224	~~W~~	37,839,901	~~W~~	1,106,319	~~W~~	997,905	~~W~~	44,159,277
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,761,393)		(29,350,392)		(1,025,623)		(620)		(32,138,160)

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 4,697 million for the year ended December 31, 2022 (December 31, 2021: ~~W~~ 4,111 million). The interest rate applied to calculate the capitalized borrowing costs in 2022 is 2.71% (2021: 2.02%).

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

	2022						2021
(in millions of Korean won)	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	192,392	~~W~~	1,356,769	~~W~~	1,549,161	~~W~~	188,759	~~W~~	1,112,495	~~W~~	1,301,254
Less: Accumulated depreciation		—		(551,817)		(551,817)		—		(565,691)		(565,691)
Beginning, net		192,392		804,952		997,344		188,759		546,804		735,563
Depreciation		—		(43,441)		(43,441)		—		(38,665)		(38,665)
Transfer increase		17,484		166,102		183,586		3,633		296,813		300,446

Ending, net	~~W~~	209,876	~~W~~	927,613	~~W~~	1,137,489	~~W~~	192,392	~~W~~	804,952	~~W~~	997,344

Acquisition cost	~~W~~	209,876	~~W~~	1,560,143	~~W~~	1,770,019	~~W~~	192,392	~~W~~	1,356,769	~~W~~	1,549,161
Less: Accumulated depreciation		—		(632,530)		(632,530)		—		(551,817)		(551,817)

The fair value of investment properties is ~~W~~ 3,182,157 million as at December 31, 2022 (December 31, 2021: ~~W~~ 2,503,930 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 205,386 million for the year ended December 31, 2022 (December 31, 2021: ~~W~~ 181,183 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2022, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 99,121 million for one year or less, ~~W~~ 250,139 million for more than five years, ~~W~~ 537,454 million over five years, and ~~W~~ 886,714 million in total.

Details of investment properties provided as collateral as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	168,904	~~W~~	35,456	Deposits received	~~W~~	29,638

(in millions of Korean won)	December 31, 2021
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	173,493	~~W~~	45,942	Deposits received	~~W~~	38,695

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	34,988	~~W~~	1,768,049	~~W~~	718,107	~~W~~	2,610,171	~~W~~	218,111	~~W~~	5,414,483
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(17,994)		(1,594,563)		(665,813)		(771,040)		(128,509)		(3,177,919)

Beginning, net	~~W~~	65,057	~~W~~	16,994	~~W~~	173,486	~~W~~	52,294	~~W~~	1,839,131	~~W~~	89,602	~~W~~	2,236,564
Acquisition and capital expenditure [1]		—		5,082		55,677		17,440		—		38,657		116,856
Disposals and terminations		—		(121)		(5,502)		(4)		—		(17,397)		(23,024)
Amortization		—		(2,935)		(77,351)		(18,818)		(350,701)		(17,247)		(467,052)
Investment in kind		—		—		(3,391)		(3,883)		—		(391)		(7,665)

Ending, net	~~W~~	65,057	~~W~~	19,020	~~W~~	142,919	~~W~~	47,029	~~W~~	1,488,130	~~W~~	93,224	~~W~~	1,855,679

Acquisition cost	~~W~~	65,057	~~W~~	38,732	~~W~~	1,774,505	~~W~~	719,185	~~W~~	2,610,171	~~W~~	238,896	~~W~~	5,446,546
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(19,712)		(1,631,586)		(672,156)		(1,121,741)		(145,672)		(3,590,867)

	2021
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	32,750	~~W~~	1,744,422	~~W~~	697,893	~~W~~	3,365,972	~~W~~	199,846	~~W~~	6,105,940
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,387)		(1,529,842)		(646,238)		(2,205,159)		(124,858)		(4,522,484)

Beginning, net	~~W~~	65,057	~~W~~	16,363	~~W~~	214,580	~~W~~	51,655	~~W~~	1,160,813	~~W~~	74,988	~~W~~	1,583,456
Acquisition and capital expenditure		—		3,742		44,992		20,612		1,065,096		18,843		1,153,285
Disposals and terminations		—		(228)		(7,893)		(118)		—		(577)		(8,816)
Amortization		—		(2,883)		(78,168)		(19,688)		(386,778)		(3,652)		(491,169)
Transfers to property and equipment		—		—		(25)		(167)		—		—		(192)

Ending, net	~~W~~	65,057	~~W~~	16,994	~~W~~	173,486	~~W~~	52,294	~~W~~	1,839,131	~~W~~	89,602	~~W~~	2,236,564

Acquisition cost	~~W~~	65,057	~~W~~	34,988	~~W~~	1,768,049	~~W~~	718,107	~~W~~	2,610,171	~~W~~	218,111	~~W~~	5,414,483
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(17,994)		(1,594,563)		(665,813)		(771,040)		(128,509)		(3,177,919)

[1]	Amounts include transfer from property and equipment.

The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 55,319 million as at December 31, 2022 (December 31, 2021: ~~W~~ 72,652 million).

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates of 0%. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determines the gross margin rate based on past performance and its expectations of market changes. The average growth rates used are estimated based on historical growth rate. In addition, the Company estimated pre-tax cash flow based on past performance and its expectation of market growth. The discount rate applied is pre-tax discount rate of 8.48%, reflecting specific risks related to the relevant CGUs.

As a result of impairment tests, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize any impairment loss on goodwill for the years ended December 31, 2022 and 2021.

13.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amounts in investments in subsidiaries, associates and joint ventures as at December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Subsidiaries	~~W~~	4,492,987	~~W~~	3,576,438
Associates and joint ventures		386,232		240,477

Total	~~W~~	4,879,219	~~W~~	3,816,915

Investments in subsidiaries as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2022		December 31, 2021
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.2%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	32.9%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.6%		19,616		19,616

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2022		December 31, 2021
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		2,381
KT Sports	Korea	52.6%		19,311		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		16,720		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,950		22,008
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	100.0%		901,504		—
Others				84,166		71,574

Total			~~W~~	4,492,987	~~W~~	3,576,438

[1]

As at December 31, 2022, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

As at December 31, 2022, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	As at December 31, 2022, this entity is included in investments in subsidiaries as Nasmedia Co., Ltd. holds ownership of 46.9% and the Company and the subsidiary holds ownership of 70.4%.

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Investments in associates and joint ventures as at and for the years ended December 31, 2022 and 2021, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2022		December 31, 2021
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		—
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,520		2,520
Others				88,075		72,321

Total			~~W~~	386,232	~~W~~	240,477

[1]

As at December 31, 2022,although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has significant influence in determining the operational and financial policies.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	3,816,915	~~W~~	3,505,017
Acquisition		348,608		383,221
Disposal		(34,750)		(76,398)
Impairment		(3,000)		(13,553)
Reversal of impairment loss		—		7,027
Investment in kind		751,504		—
Others		(58)		11,601

Ending	~~W~~	4,879,219	~~W~~	3,816,915

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indicators that an impairment loss may have occurred at the end of each reporting period. If there are such indicators, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as loss in the current year.

During the year ended December 31, 2022, the difference between recoverable amount and carrying amount of ~~W~~ 3,000 million in relation to ‘AI RESEARCH INSTITUTE’, a subsidiary company, is recognized as other expenses.

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14.	Trade and Other Payables

Details of trade and other payable as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Current liabilities
Accounts payable	~~W~~	568,260	~~W~~	883,159
Other payables		3,842,796		3,640,462

Total	~~W~~	4,411,056	~~W~~	4,523,621

Non-current liabilities
Accounts payable		—		—
Other payables		979,050		1,259,709

Total	~~W~~	979,050	~~W~~	1,259,709

Details of other payables as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Non-trade payable	~~W~~	3,351,557	~~W~~	3,544,153
Accrued expenses		935,250		738,969
Operating deposits		436,485		466,808
Others		98,554		150,241
Less: Non-current		(979,050)		(1,259,709)

Current	~~W~~	3,842,796	~~W~~	3,640,462

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15.	Borrowings

Details of borrowings as at December 31, 2022 and 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	126,730	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		506,920	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	—	—		—	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		126,730	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	—	—		—	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,813	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		506,920	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		443,555	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		267,843	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		380,190	USD 300,000		355,650
MTNP notes	Aug. 9, 2025	4.000%	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	—	—		—	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		—
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		—

Subtotal					7,116,351			6,868,455
Less: Current portion					(884,227)			(1,337,714)
Discount on bonds					(22,764)			(21,268)

Total				~~W~~	6,209,360		~~W~~	5,509,473

[1]

As at December 31, 2022, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]

LIBOR (3M) and SOR (6M) is approximately 4.767% and 4.429% as at December 31, 2022. Debentures have not been converted to an alternative interest rates indicator and the Company is assessing the impact of switching to an alternative interest rates indicator as at December 31, 2022.

Long-Term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2022		December 31, 2021
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,974	~~W~~	2,467
CA-CIB	Long-term loan	May. 15, 2023	1.260%		100,000		100,000
		May. 28, 2024	3.380%		10,0000		—
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000		—
DBS	Long-term commercial papers	Jun. 28, 2024	4.109%		100,000		—

	Subtotal				401,974		102,467
	Less: Current portion				(100,493)		(493)

	Net			~~W~~	301,481	~~W~~	101,974

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Repayment schedule of the Company’s debentures and borrowings as at December 31, 2022, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
Jan. 1, 2023~Dec. 31, 2023	~~W~~	490,000	~~W~~	394,573	~~W~~	884,573	~~W~~	100,493	~~W~~	985,066
Jan. 1, 2024~Dec. 31, 2024		770,000		447,368		1,217,368		200,493		1,417,861
Jan. 1, 2025~Dec. 31, 2025		860,000		1,140,570		2,000,570		100,493		2,101,064
Jan. 1, 2026~Dec. 31, 2026		320,000		506,920		826,920		494		827,414
Thereafter		1,680,000		506,920		2,186,920		—		2,186,920

Total	~~W~~	4,120,000	~~W~~	2,996,351	~~W~~	7,116,351	~~W~~	401,974	~~W~~	7,518,325

16.	Provisions

Changes in provisions for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,227	~~W~~	232,944
Increase (transfer)		1,630		7,654		1,783		11,067
Usage		(5,691)		(7,689)		(15,241)		(28,621)
Reversal		(42,120)		(2,846)		(3,330)		(48,296)

Ending balance	~~W~~	30,938	~~W~~	96,667	~~W~~	38,489	~~W~~	167,094

Current	~~W~~	30,938	~~W~~	17,752	~~W~~	39,030	~~W~~	87,720
Non-current		—		78,915		459		79,374

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		3,240		5,598		13,983		22,821
Usage		(277)		(2,298)		(697)		(3,272)
Reversal		(23)		(791)		(18,536)		(19,350)

Ending balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944

Current	~~W~~	77,119	~~W~~	26,550	~~W~~	51,991	~~W~~	155,660
Non-current		—		72,998		4,286		77,284

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

17.	Net Defined Benefit Liabilities (Asset)

The amounts recognized in the separate statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,493,655	~~W~~	1,721,241
Fair value of plan assets		(1,674,344)		(1,604,785)

Liabilities (Assets), net	~~W~~	(180,689)	~~W~~	116,456

Changes in the defined benefit obligations for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,721,241	~~W~~	1,809,843
Current service cost		128,218		138,330
Interest expense		41,723		33,338
Benefits paid		(208,060)		(216,270)
Others[1]		(21,078)		—
Remeasurements:
Actuarial losses arising from changes in demographic assumptions		—		(11,483)
Actuarial losses arising from changes in financial assumptions		(228,246)		(34,770)
Actuarial losses arising from experience adjustments		59,857		2,253

Ending	~~W~~	1,493,655	~~W~~	1,721,241

[1]	Others Include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended December 31, 2022.

Changes in the fair value of plan assets for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,604,785	~~W~~	1,539,553
Interest income		38,900		28,359
Remeasurements		(4,949)		40
Employer contributions		243,900		235,100
Benefits paid		(192,028)		(198,267)
Others[1]		(16,264)		—

Ending	~~W~~	1,674,344	~~W~~	1,604,785

[1]	Others Include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended December 31, 2022.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Amounts recognized in the separate statements of profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	128,218	~~W~~	138,330
Net interest expense		2,823		4,979
Transfer out		(15,305)		(15,486)

Total expense	~~W~~	115,736	~~W~~	127,823

Principal actuarial assumptions were as follows:

	December 31, 2022	December 31, 2021
Discount rate	5.13%	2.53%
Future salary increases	5.76%	5.71%

The sensitivity analysis of the defined benefit obligations as at December 31, 2022, to changes in the principal assumptions, is as follows:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.50	%p	~~W~~	(37,672)	~~W~~	39,718
Future salary growth rate	0.50	%p		35,532		(34,035)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis are based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans, for the year ending December 31, 2023, are ~~W~~ 106,752 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2022, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	125,271	~~W~~	239,316	~~W~~	613,973	~~W~~	1,056,612	~~W~~	2,035,172

The weighted average duration of the defined benefit obligations is 5.4 years.

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18.	Defined Contribution Plan

For the year ended December 31, 2022, recognized expense related to the defined contribution plan is for the year ended December 31, 2022, is ~~W~~ 45,227 million (December 31, 2021: ~~W~~ 40,366 million).

19.	Commitments and Contingencies

As at December 31, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit		Used amount
Bank overdraft	Kookmin Bank and others		360,000		—
Working capital loan	Kookmin Bank and others		1,070,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,974
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		6,927
Plus electronic notes payable	Industrial Bank of Korea		50,000		1,663
Derivatives transaction limit	Korea Development Bank and others	USD	2,510,511	USD	1,970,000
	DBS Bank	SGD	284,000	SGD	284,000
	Citi Bank	USD	400,000	JPY	400,000
				USD	100,000

Total		KRW	1,767,940		12,295
		USD	2,910,511		2,070,000
		SGD	284,000		284,000
		JPY	—		400,000

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details		Limit
Hana Bank	Comprehensive credit line		3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in local currency and others		1,397
		USD	39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,881
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,166,700
Seoul Guarantee Insurance Company	Performance guarantee and others		61,166

Total		KRW	1,232,363
		USD	66,582

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As at December 31, 2022, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 653 million.

For the year ended December 31, 2022, the Company entered into agreements with the Securitization Specialty Companies (2022: First 5G 61th to 66th Securitization Specialty Co., Ltd., 2021: First 5G 55rd to 60th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at December 31, 2022, the Company is a defendant in 138 lawsuits with the total claimed amount of ~~W~~ 53,235 million. As at December 31, 2022, litigation provisions of ~~W~~ 30,938 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at December 31, 2022.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

As at December 31, 2022, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at December 31, 2022, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 653,639 million (December 31, 2021: ~~W~~ 704,698 million).

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

For the year ended December 31, 2021, the Company entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity acquisition contract may exercise the Tag-Along Right and Drag-Along Right for convertible preferred shares it owns (Note 7).

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. As at December 31, 2022, remaining amount of ~~W~~ 5,473 million and USD 34,050 thousand will be invested using the Capital Call method in the future

The Company has an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure, and there is a joint responsibility obligation. During the operating period, as an operating investor, the group has an obligation to provide financial support.

As at December 31, 2022, the Company entered into a shareholders’ agreement with CJ ENM Co., Ltd., which signed a business cooperation contract with KT Studio Genie Co., Ltd. If certain conditions under the agreement are not satisfied, CJ ENM Co., Ltd. may exercise its stock purchase right of the Company.

As at December 31, 2022, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

As at December 31, 2022, the Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. Under the agreement, LS Cable & System Ltd. may exercise a call-option to the Company in the future and the Company may exercise a put-option to LS Cable & System Ltd. (Note 7).

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

20.	Leases

Set out below is information for leases when the Company is a lessee. Information on leases when the Company is a lessor is provided in Note 11.

The separate statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	889,615	~~W~~	984,348
Machinery and communication line facilities		38,112		51,301
Others		55,322		42,480

	~~W~~	983,049	~~W~~	1,078,129

Investment properties (building)	~~W~~	—	~~W~~	24

(in millions of Korean won)	December 31, 2022		December 31, 2021
Lease liabilities [1]
Current	~~W~~	223,747	~~W~~	268,453
Non-current		641,533		698,247

	~~W~~	865,280	~~W~~	966,700

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statements of financial position (Note 9).

For the years ended December 31, 2022 and 2021, right-of-use assets increased to ~~W~~ 276,784 million and ~~W~~ 310,693 million, respectively.

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The separate statements of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2022		2021
Depreciation of right-of-use assets
Property and building	~~W~~	299,950	~~W~~	317,667
Machinery and communication line facilities		29,842		41,254
Others		24,284		22,332

	~~W~~	354,076	~~W~~	381,253

Depreciation of investment properties	~~W~~	15	~~W~~	1,793
Interest expense relating to lease liabilities		31,625		32,171
Short-term leases		4,203		2,732
Expense relating to leases of low-value assets that are not short-term leases		12,562		15,719

The total cash outflow for leases for the years ended December 31, 2022 and 2021 is ~~W~~ 405,444 million and ~~W~~ 438,049 million, respectively.

21.	Share Capital

As at December 31, 2022 and 2021, the Company has 1,000,000,000 shares authorized to issue, and the details are as follows:

	December 31, 2022					December 31, 2021
	Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)		Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

22.	Retained Earnings

Details of retained earnings as at December 31, 2022 and 2021, are as follows:

	December 31, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,913,792		6,497,870

Total	~~W~~	12,347,403	~~W~~	11,931,481

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

The appropriation of retained earnings for the year ended December 31, 2022 is expected to be appropriated at the shareholders’ meeting on March 31, 2023. The appropriation date for the year ended December 31, 2021 was March 31, 2022.

The appropriation of retained earnings for the years ended December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	Note	2022		2021
Unappropriated retained earnings from prior year		~~W~~	6,035,899	~~W~~	5,453,118
Remeasurements of net defined benefit liabilities	17, 29		114,154		31,025
Gain (loss) on disposal of financial assets at fair value through other comprehensive income	4		(11)		23,236
Profit for the year			763,750		990,491

Retained earnings available for appropriation			6,913,792		6,497,870

Appropriation of loss on disposal of treasury stock	23		(44,422)		(11,577)
Dividends	31
(Cash dividend (%): Ordinary shares:			(501,844)		(450,394)
~~W~~ 1,960 (39.2%) in 2022
~~W~~ 1,910 (38.2%) in 2021

Appropriation of retained earnings			(546,266)		(461,971)

Retained earnings after appropriation		~~W~~	6,367,526	~~W~~	6,035,899

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2022 and 2021, the details of the Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(62,907)	~~W~~	100,622
Gain (loss) on derivatives valuation		(9,765)		24,988

Total	~~W~~	(72,672)	~~W~~	125,610

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	100,622	~~W~~	(163,529)	~~W~~	—	~~W~~	(62,907)
Gain (loss) on derivatives valuation		24,988		56,259		(91,012)		(9,765)

Total	~~W~~	125,610	~~W~~	(107,270)	~~W~~	(91,012)	~~W~~	(72,672)

(in millions of Korean won)	2021
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	22,055	~~W~~	78,567	~~W~~	—	~~W~~	100,622
Gain (loss) on derivatives valuation		20,851		137,865		(133,728)		24,988

Total	~~W~~	42,906	~~W~~	216,432	~~W~~	(133,728)	~~W~~	125,610

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As at December 31, 2022 and 2021, the Company’s other components of equity, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Treasury stock [1]	~~W~~	(202,295)	~~W~~	(1,009,798)
Loss on disposal of treasury stock [2]		(44,422)		(11,577)
Share-based compensation		6,222		4,068
Other		(180,913)		(179,647)

Total	~~W~~	(421,408)	~~W~~	(1,196,954)

[1]

During the year ended December 31, 2022, the Company granted 20,105,609 treasury shares as equity exchange with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY and 128,923 treasury shares as share-based payments (Note 7 and 19).

[2]	The amount of income tax effect directly reflected in equity is ~~W~~ 14,886 million for the year ended December 31, 2022 (December 31, 2021: ~~W~~ 4,080 million).

As at December 31, 2022 and 2021, details of treasury stock, are as follows:

	December 31, 2022		December 31, 2021
Number of shares (in shares)		5,069,130		25,303,662
Amount (in millions of Korean won)	~~W~~	202,295	~~W~~	1,009,798

Treasury stock is expected to be used for stock compensation for the Company’s directors, employees, and other purposes.

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.	Share-Based Compensation

Details of share-based compensation granted by the Company to executives and employees, including the CEO, by the resolution the Board of Directors as at December 31, 2022 and 2021, are as follows:

2022
(in share)	16th grant

Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 36,941
Total compensation costs	~~W~~ 6,222 million
Estimated exercise date	During 2023
Valuation method	Fair value method

2021
(in share)	15th grant

Grant date	June 17, 2021
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 32,397
Total compensation costs	~~W~~ 7,206 million
Estimated exercise date	May 11, 2022
Valuation method	Fair value method

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2021
(in share)	Employee wage negotiation

Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	~~W~~ 30,950
Total compensation costs	~~W~~ 40,083 million
Estimated exercise date	December 10, 2021
Valuation method	Fair value method

Changes in the number of share-based compensation for the years ended December 31, 2022 and 2021, are as follows:

(in shares)	2022
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

(in shares)	2021
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

[1]	The weighted average price of ordinary shares at the time of exercise, during the year ended December 31, 2022, is ~~W~~ 35,450 (2021: ~~W~~ 31,122).

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(in millions of Korean won)	2022		2021
Revenue from contracts with customers	~~W~~	18,083,857	~~W~~	18,206,251
Revenue from other sources		205,386		181,183

Total revenue	~~W~~	18,289,243	~~W~~	18,387,434

Operating revenues for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Services provided	~~W~~	15,766,188	~~W~~	15,501,216
Sales of goods		2,523,055		2,886,218

Total	~~W~~	18,289,243	~~W~~	18,387,434

Revenue from services provided are recognized over time and revenue from sales of goods are recognized at a point in time.

Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Contract assets[1]	~~W~~	885,380	~~W~~	757,804
Contract liabilities[1]		342,196		370,740
Deferred revenue[2]		70,369		74,594

[1]

Company recognized contract assets of ~~W~~ 160,880 and, contract liabilities of ~~W~~ 60,761 million for long-term construction contracts as at December 31, 2022 (2021: contract assets and liabilities of ~~W~~ 76,816 million and ~~W~~ 36,446 million, respectively). The Company recognizes contract asset as trade receivables, and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Incremental cost of obtaining a contract	~~W~~	1,729,567	~~W~~	1,727,153
Cost of contract performance		153,517		140,480

The Company recognized ~~W~~ 1,908,543 million (2021: ~~W~~ 1,929,958 million) of operating expenses during the year end December 31, 2022, which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

For the year ended December 31, 2022 and 2021, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2022		2021
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	227,331	~~W~~	253,894
Deferred revenue of joining/installment fee		37,984		37,669

Total	~~W~~	265,315	~~W~~	291,563

26.	Operating Expenses

Operating expenses for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Salaries and wages	~~W~~	2,380,672	~~W~~	2,308,089
Depreciation		2,286,741		2,346,895
Depreciation of intangible assets		464,991		489,495
Depreciation of right-of-use assets		354,076		381,253
Commissions		1,815,415		1,691,778
Interconnection charges		479,644		507,535
International interconnection fees		186,258		192,037
Purchase of inventories		2,618,632		2,873,665
Changes of inventories		(60,524)		63,964
Sales promotion expense and sales commission		2,574,457		2,568,842
Service costs		832,843		778,973
Purchase of contents		653,265		605,993
Utilities		323,821		343,852
Taxes and dues		222,568		223,048
Rent		116,112		106,014
Insurance premiums		57,340		60,238
Installation fees		491,461		465,350
Advertising expenses		148,493		136,182
Research and development expenses		186,212		172,746
Bad debt expenses		49,727		54,669
Others		938,936		948,543

Total	~~W~~	17,121,140	~~W~~	17,319,161

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of employee benefits for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Short-term employee benefits	~~W~~	2,187,465	~~W~~	2,075,119
Post-employment benefits (defined benefits)		115,736		127,823
Post-employment benefits (defined contributions)		45,227		40,366
Share-based compensation		14,192		46,904
Others		18,052		17,877

Total	~~W~~	2,380,672	~~W~~	2,308,089

27.	Other Income and Other Expenses

Other income for the years ended December 31, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Gain on disposal of property and equipment	~~W~~	52,175	~~W~~	27,307
Gain on disposal of right-of-use assets		2,935		1,837
Gain on disposal of intangible assets		263		964
Compensation on property and equipment		159,849		148,927
Gain on disposal of investments in subsidiaries, associates and joint ventures		1,278		2,268
Reversal of impairment loss on investments in subsidiaries, associates and joint ventures		—		7,028
Dividends received		89,895		76,622
Gains on government subsidies		44,473		43,822
Others		57,157		38,132

Total	~~W~~	408,025	~~W~~	346,907

Other expenses for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Loss on disposal of property and equipment	~~W~~	72,600	~~W~~	67,349
Impairment loss on property and equipment		2,969		—
Loss on disposal of right-of-use assets		1,991		10,527
Impairment loss on intangible assets		6,240		3,744
Loss on disposal of investments in subsidiaries, associates and joint ventures		—		7,881
Impairment loss on investments in subsidiaries, associates and joint ventures		3,000		13,553
Donations		10,576		6,272
Others		131,347		134,935

Total	~~W~~	228,723	~~W~~	244,261

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

28.	Finance Income and Costs

Details of financial income for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest income	~~W~~	234,595	~~W~~	257,534
Gain on foreign currency transactions		54,875		16,535
Gain on foreign currency translation		40,046		31,238
Gain on derivative transactions		50,518		—
Gain on valuation of derivatives		150,570		199,736
Gain on valuation of financial instruments		36,197		104,214
Others		10,533		29,674

Total	~~W~~	577,334	~~W~~	638,931

Details of financial costs for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest expenses	~~W~~	258,504	~~W~~	234,803
Loss on foreign currency transactions		73,937		7,970
Loss on foreign currency translation		162,737		196,393
Loss on derivative transactions		23,039		6,209
Loss on valuation of derivatives		20,722		7,206
Loss on disposal of trade receivables		62,630		22,695
Loss on valuation of financial instruments		52,385		12,861
Others		42		396

Total	~~W~~	653,996	~~W~~	488,533

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

29.	Deferred Income Tax and Income Tax Expense

Deferred tax assets and deferred tax liabilities as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	307,377	~~W~~	298,367
Deferred tax assets to be recovered after more than 12 months		1,042,833		1,096,600

		1,350,210		1,394,967

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months		(529,259)		(497,747)
Deferred tax liabilities to be recovered after more than 12 months		(1,584,064)		(1,384,327)

		(2,113,323)		(1,882,074)

Deferred tax assets (liabilities), net	~~W~~	(763,113)	~~W~~	(487,107)

The movement in deferred income tax assets and liabilities as at December 31, 2022 and 2021, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(31,304)	~~W~~	(1,596)	~~W~~	—	~~W~~	(32,900)
Depreciation expense and impairment loss		(83,769)		(64,940)		—		(148,709)
Plan assets		(418,207)		(2,054)		—		(420,261)
Deferred tax gain on disposal of fixed assets		(346,934)		(182,934)		—		(529,868)
Contract assets		(664,255)		9,704		—		(654,551)
Financial assets at fair value through other comprehensive income		(64,742)		(3,453)		36,997		(31,198)
Others		(272,863)		(25,458)		2,485		(295,836)

Total	~~W~~	(1,882,074)	~~W~~	(270,731)	~~W~~	39,482	~~W~~	(2,113,323)

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax assets
Investments in subsidiaries, associates and joint ventures		5,038		(1,505)		—		3,533
Depreciation expense and impairment loss		69,327		18,904		—		88,231
Contract liabilities		148,693		(27,300)		—		121,393
Defined benefit liabilities		448,555		(24,362)		(49,286)		374,907
Provisions		276,508		3,304		—		279,812
Financial assets at fair value through other comprehensive income		—		—		19,548		19,548
Trade receivables		1,635		(60)		—		1,575
Others		311,212		37,953		9,594		358,759

Total	~~W~~	1,260,968	~~W~~	6,934	~~W~~	(20,144)	~~W~~	1,247,758

Temporary difference, net		(621,106)		(263,797)		19,338		(865,565)
Tax credit carryforwards		133,999		(31,547)		—		102,452

Total net balance	~~W~~	(487,107)	~~W~~	(295,344)	~~W~~	19,338	~~W~~	(763,113)

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(27,796)	~~W~~	(3,508)	~~W~~	—	~~W~~	(31,304)
Depreciation expense and impairment loss		—		(83,769)		—		(83,769)
Plan assets		(403,825)		(14,382)		—		(418,207)
Deferred tax gain on disposal of fixed assets		(319,848)		(27,086)		—		(346,934)
Contract assets		(629,015)		(35,240)		—		(664,255)
Financial assets at fair value through other comprehensive income		(3,988)		(33,132)		(27,622)		(64,742)
Trade receivable		(939)		939		—		—
Others		(243,967)		(27,503)		(1,393)		(272,863)

Total	~~W~~	(1,629,378)	~~W~~	(223,681)	~~W~~	(29,015)	~~W~~	(1,882,074)

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax assets
Investments in subsidiaries, associates and joint ventures		34,020		(29,619)		637		5,038
Depreciation expense and impairment loss		22,516		46,811		—		69,327
Contract liabilities		140,703		7,990		—		148,693
Defined benefit liabilities		474,722		(13,152)		(13,015)		448,555
Provisions		245,972		30,536		—		276,508
Trade receivables		—		1,635		—		1,635
Others		295,052		16,160		—		311,212

Total	~~W~~	1,212,98	~~W~~	60,361	~~W~~	(12,378)	~~W~~	1,260,968

Temporary difference, net		(416,393)		(163,320)		(41,393)		(621,106)
Tax credit carryforwards		144,939		(10,940)		—		133,999

Total net balance	~~W~~	(271,454)	~~W~~	(174,260)	~~W~~	(41,393)	~~W~~	(487,107)

Total unrecognized temporary differences as deferred tax liabilities as at December 31, 2022 is ~~W~~ 559,164 million (2021: ~~W~~ 536,447 million), relating to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets as at December 31, 2022 is ~~W~~ 3,328,478 million (2021: ~~W~~ 2,326,197 million), relating to investment in subsidiaries, associates and joint ventures.

The tax impact recognized directly to equity as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022						2021
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(220,074)	~~W~~	56,545	~~W~~	(163,529)	~~W~~	106,189	~~W~~	(27,622)	~~W~~	78,567
Hedge instruments valuation gain (loss)		(46,832)		12,079		(34,753)		5,530		(1,393)		4,137
Remeasurements of net defined benefit liabilities		163,440		(49,286)		114,154		44,040		(13,015)		31,025
Loss on disposal of treasury stock		(59,308)		14,886		(44,422)		(15,657)		4,080		(11,577)

Total	~~W~~	(162,774)	~~W~~	34,224	~~W~~	(128,550)	~~W~~	140,102	~~W~~	(37,950)	~~W~~	102,152

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of income tax expenses for the years ended December 31, 2022 and 2021, are calculated as follows:

(in millions of Korean won)	2022		2021
Current income tax expenses	~~W~~	211,649	~~W~~	156,566
Impact of change in temporary differences		295,344		174,260

Total income tax expense	~~W~~	506,993	~~W~~	330,826

The relationship between the company profit before tax and income tax expense for the years ended December 31, 2022 and 2021, is as follows:

(in millions of Korean won)	2022		2021
Profit before income tax	~~W~~	1,270,743	~~W~~	1,321,317

Expected tax expense at statutory tax rate	~~W~~	339,092	~~W~~	353,000
Tax effects of
Income not taxable for tax purposes		(3,515)		(2,879)
Expenses not deductible for tax purposes		20,089		7,938
Tax credit and deferred tax effects due to consolidated tax return		(49,393)		(44,490)
Temporary difference not recognized as deferred tax		245,871		22,595
Deferred tax due to tax rate changes		(39,602)		—
Others		(5,549)		(5,338)

Income tax expense	~~W~~	506,993	~~W~~	330,826

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2022 and 2021, is calculated as follows:

(in millions of Korean won)	2022		2021
Profit attributable to ordinary shares	~~W~~	763,750	~~W~~	990,491
Weighted average number of ordinary shares outstanding in shares		242,235,332		235,201,782
Basic earnings per share (in Korean won)		3,153		4,211

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

Diluted earnings per share for the years ended December 31, 2022 and 2021, is calculated as follows:

(in millions of Korean won)	2022		2021
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	763,750	~~W~~	990,491
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		763,750		990,491
Number of dilutive potential ordinary shares outstanding		91,931		483,760
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		242,327,263		235,685,542
Diluted earnings per share (in Korean won)		3,152		4,203

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

31.	Dividends

The dividends paid by the Company in 2022 are ~~W~~ 450,394 million (~~W~~ 1,910 per share). The dividends paid by the Company in 2021 were ~~W~~ 326,487 million (~~W~~ 1,350 per share). A dividend in respect of the year ended December 31, 2022, of ~~W~~ 1,960 per share, amounting to a total dividend of ~~W~~ 501,844 million, is to be proposed at the shareholders’ meeting on March 31, 2023.

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the year	~~W~~	763,750	~~W~~	990,491
2. Adjustments for:
Income tax expense		506,993		330,826
Interest income		(234,595)		(257,534)
Interest expense		258,504		234,803
Dividends income		(98,874)		(76,629)
Depreciation		2,333,915		2,385,029
Amortization of intangible assets		467,052		491,169
Depreciation of right-of-use assets		354,076		381,253
Provisions for post-employment		131,041		143,309
Allowance for bad debts		63,593		71,709
Loss (gain) on disposal of subsidiaries, associates and joint ventures		(1,278)		5,613
Impairment loss on interests in subsidiaries, associates and joint ventures		3,000		6,525
Loss on disposal of property and equipment		20,425		40,042
Loss on disposal of intangible assets		5,977		2,780
Loss (gain) on disposal of right-of-use assets		(944)		8,690
Loss on foreign currency translation		122,691		165,155
Gain on valuation of derivatives, net		(177,600)		(186,321)
Loss (gain) on valuation of financial assets at fair value through profit or loss		37,256		(91,353)
Gain on disposal of financial assets at fair value through profit or loss		(1,555)		(29,162)
Others		(122,170)		18,952
3. Changes in operating assets and liabilities
Decrease in trade receivables		118,814		346,856
Decrease (increase) in other receivables		67,940		(50,182)
Increase in other current assets		(26,665)		(106,080)
Increase in other non-current assets		(13,886)		(68,009)
Decrease (increase) in inventories		(39,879)		74,974
Increase (decrease) in trade payables		(313,744)		206,643
Increase in other payables		314,512		196,684
Decrease in other current liabilities		(69,292)		(16,402)
Decrease in other non-current liabilities		(17,018)		(17,418)
Decrease in provisions		(26,519)		(1,206)
Increase (decrease) in deferred revenue		(34,083)		40,897
Payment of post-employment benefits		(238,219)		(147,411)
Increase in plan assets		(25,033)		(96,325)

4. Cash generated from operations (1+2+3)	~~W~~	4,128,185	~~W~~	4,998,368

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Significant transactions not affecting cash flows for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of current portion of borrowings	~~W~~	957,218	~~W~~	1,304,112
Reclassification of construction-in-progress to property and equipment		2,936,585		2,784,826
Reclassification of accounts payable from property and equipment		(46,638)		(185,196)
Reclassification of accounts payable from intangible assets		(304,125)		519,017
Reclassification of payable from net defined benefit liabilities		(3,320)		9,367
Disposal of treasury stock related to the acquisition of financial instrument		747,161		—
Increase of in subsidiary shares due to investment in kind		751,504		—

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, and liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	6,949,654	~~W~~	382,845	~~W~~	—	~~W~~	136,787	~~W~~	—	~~W~~	26,275	~~W~~	7,495,561
Lease liabilities		966,700		(357,337)		295,207		—		—		(39,290)		865,280
Derivative liabilities		18,050		(41,197)		—		19,858		11,788		23,903		32,402
Derivative assets		(97,021)		76,280		—		(147,161)		31,636		(49,723)		(185,989)

Total	~~W~~	7,837,383	~~W~~	60,591	~~W~~	295,207	~~W~~	9,484	~~W~~	43,424	~~W~~	(38,835)	~~W~~	8,207,254

(in millions of Korean won)	2021
	Beginning		Financing activities cash flows		Others
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	6,945,768	~~W~~	(185,385)	~~W~~	—	~~W~~	188,421	~~W~~	—	~~W~~	850	~~W~~	6,949,654
Lease liabilities		1,066,144		(393,634)		330,246		—		—		(36,056)		966,700
Derivative liabilities		120,349		—		—		7,206		(2,143)		(107,362)		18,050
Derivative assets		(7,684)		216		—		(188,982)		(15,223)		114,652		(97,021)

Total	~~W~~	8,124,577	~~W~~	(578,803)	~~W~~	330,246	~~W~~	6,645	~~W~~	(17,366)	~~W~~	(27,916)	~~W~~	7,837,383

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

34.	Related Party Transactions

The list of subsidiaries, associates, joint ventures and others of the Company as at December 31, 2022, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd.(KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT America, Inc., KT Japan Co., Ltd., KT AMC(KT investment management Inc.), KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Alticast B.V., Alticast Company Limited, BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd, Alpha DX Solution Co., Ltd., PT. Cranium Royal Aditama, KT Primorye IDC LLC, Juice Inc., SPARK AND ASSOCIATE INC.
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment Co., Ltd., TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd, OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, K-Realty Qualified Private Real Estate Investment Trust No. 1, GRANDWEST PFV Co., Ltd.
Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]

Although the entity is evaluated by applying Korean IFRS 1109, the entity is included in the scope of related parties according to Korean IFRS 1024, as the Company has significant influence on determining the operational and financial policies

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Commerce Inc., KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended December 31, 2022 is ~~W~~ 578,582 million.

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transaction with related parties as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,241	~~W~~	—
KT Telecop Co., Ltd.		673		—		382		2,043		25,528		—
KTCS Corporation		173		—		11,221		—		60,045		7
KTIS Corporation		7,634		—		255		—		46,722		—
KT Service Bukbu Co., Ltd.		114		—		6		—		23,105		—
KT Service Nambu Co., Ltd.		—		—		1		—		25,998		—
KT Skylife Co., Ltd.		7,091		—		27,642		—		11,411		—
KTDS Co., Ltd.		1,245		—		1,421		—		107,863		—
KT Estate Inc.		3,011		—		42,267		—		50,563		3,062
Skylife TV Co., Ltd.		23		—		—		—		2,528		—
BC Card Co., Ltd. [1]		323		—		4,201		—		1,077		4
KT Sat Co., Ltd.		1,552		—		—		—		1,724		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		5,869		—		77		—		9,812		—
KT Commerce Inc.		163		—		—		8,017		21,996		—
KT M&S Co., Ltd.		340		8,400		—		—		111,718		—
GENIE Music Corporation		17,308		—		1,106		—		28,658		—
KT M Mobile Co., Ltd.		30,663		—		131		—		6,160		—
Nasmedia, Inc.		3,079		—		3		—		1,522		—
KT MOS Bukbu Co., Ltd.		13		—		829		—		14,086		—
KT MOS Nambu Co., Ltd.		—		—		264		—		14,098		—
KT Engineering Co., Ltd		547		—		620		753		85,174		2
KT Studio Genie Co., Ltd.		8		—		1,442		—		52,912		—
kt cloud Co., Ltd.		15,844		—		2		—		31,816		290
East Telecom LLC		5,048		11,974		—		—		525		—
Others		9,253		—		156		121		26,266		29
Associates and joint ventures
K Bank Inc.		204		—		100,253		—		—		—
Others		124		—		2		—		685		1,666

Total	~~W~~	110,315	~~W~~	20,374	~~W~~	192,281	~~W~~	10,934	~~W~~	773,233	~~W~~	5,060

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease Liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	16,062	~~W~~	—
KT Telecop Co., Ltd.		877		—		428		—		1,626		20,352		11
KTCS Corporation		304		—		10,551		—		—		49,530		10
KTIS Corporation		7,546		—		—		—		—		41,658		—
KT Service Bukbu Co., Ltd.		11		—		—		16		—		24,255		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,068		23,228		—
KT Skylife Co., Ltd.		6,872		—		6,633		—		—		8,264		—
KTDS Co., Ltd.		1,051		—		934		—		—		126,552		—
KT Estate Inc.		3,091		—		45,796		—		—		29,343		38,502
Skylife TV Co., Ltd.		8		—		1		—		—		1,680		—
BC Card Co., Ltd.[1]		509		—		3,299		—		—		1,189		5
KT Sat Co., Ltd.		1,958		—		—		—		—		1,244		—
KT Alpha Co., Ltd (KT Hitel Co., Ltd.) [2]		5,562		—		80		—		12,609		16,713		—
KT Commerce Inc.		17		—		71		—		6,372		50,952		—
KT M&S Co., Ltd.		86		7,088		399		—		—		101,365		—
GENIE Music Corporation		5		—		545		—		—		22,438		—
KT M Mobile Co., Ltd.		23,265		—		29		—		—		636		—
Nasmedia, Inc.		3,743		—		2		—		—		722		—
KT MOS Bukbu Co., Ltd.		8		—		391		—		—		10,548		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		12,268		—
KT Engineering Co., Ltd.		6		—		1,724		—		3,004		151,593		5
KHS Corporation KHS Corporation		—		—		29		—		—		—		—
KT Studio Genie Co., Ltd.		377		—		—		—		—		17,109		—
East Telecom LLC		5,502		10,979		—		—		—		149		—
kt seezn Co., Ltd.		10,220		—		152		—		—		21,710		—
Others		3,197		—		3,023		—		395		12,481		45
Associates and joint ventures
K Bank Inc.		334		—		143		—		—		—		—
others		51		—		1		—		—		3,482		—

Total	~~W~~	74,602	~~W~~	18,067	~~W~~	74,234	~~W~~	16	~~W~~	25,074	~~W~~	765,523	~~W~~	38,578

[1]	As at December 31, 2022, the unsettled amount of ~~W~~ 1,062 million (2021: ~~W~~ 1,024 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	During the year ended December 31, 2021, KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged with KTM House Co., Ltd. as a surviving company.

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Significant transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	6,962	~~W~~	3	~~W~~	57,043	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		8,543		—		164,091		—		—		13		—		—
KTCS Corporation		88,579		69		331,560		8		—		—		1		318
KTIS Corporation		71,136		345		319,531		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		13,611		2		238,377		—		—		—		—		—
KT Service Nambu Co., Ltd.		12,582		2		280,857		—		—		—		—		—
KT Skylife Co., Ltd.		104,188		—		38,644		—		—		4		—		8,368
KTDS Co., Ltd. [1]		14,753		1		442,263		108		—		3		—		4,920
KT Estate Inc.		34,246		—		152,000		—		44		—		481		—
Skylife TV Co., Ltd.		416		—		12,030		—		—		—		—		—
BC Card Co., Ltd.		11,742		4		31,515		—		—		5		—		17,439
KT Sat Co., Ltd.		12,042		—		10,106		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		64,318		5		83,262		—		—		2		—		—
KT Commerce Inc. [1]		1,710		—		128,254		92,128		—		—		—		—
KT M&S Co., Ltd. [1]		339,590		23		251,867		79		—		—		—		—
GENIE Music Corporation		6,545		—		54,925		—		—		—		—		—
KT M Mobile Co., Ltd.		192,654		—		25,825		—		—		—		—		—
Nasmedia, Co., Ltd.		647		—		5,306		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		1,742		—		82,108		98		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,540		—		82,560		—		—		—		—		—
KT Engineering Co., Ltd. [1]		2,094		—		40,160		173,025		—		—		—		—
KHS Corporation		13		—		13,834		—		—		—		—		—
KT Studio Genie Co., Ltd.		78		—		—		49,263		—		—		—		—
kt cloud Co., Ltd.		77,641		150		86,884		—		775		937		14		—
kt seezn Co., Ltd. [2]		36,185		—		78,952		—		—		—		—		—
Others		22,065		—		103,440		97		—		2		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [3]		—		—		—		—		—		—		—		45,549
K Bank Inc.		10,287		—		167		—		—		599		—		—
Others [1]		816		100		6,868		3,170		1,966		—		48		8,741
Others
Digital Pharm Co., Ltd.		1		—		—		—		—		—		—		—

Total	~~W~~	1,137,726	~~W~~	704	~~W~~	3,122,449	~~W~~	317,976	~~W~~	2,785	~~W~~	1,566	~~W~~	545	~~W~~	89,891

[1]	Amounts include acquisition of property and equipment and others.
[2]	Transaction amount before being excluded from subsidiaries.
[3]	Transaction amount before being excluded from associates.

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd [2]	~~W~~	2,954	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		12,612		2		60,354		—		—		—		—		—
KT Telecop Co., Ltd.		12,492		—		169,722		—		—		3		—		—
KTCS Corporation		91,840		43		310,016		—		—		7		—		254
KTIS Corporation		59,432		5		293,164		—		—		30		4		816
KT Service Bukbu Co., Ltd.		16,880		5		212,637		—		—		2		—		—
KT Service Nambu Co., Ltd.		12,466		5		247,345		—		—		—		—		—
KT Skylife Co., Ltd.		62,192		7		35,321		—		—		1		—		8,368
KTDS Co., Ltd. [1]		14,996		17		464,292		519		—		1		—		3,000
KT Estate Inc.		26,380		—		128,860		—		165		—		933		—
Skylife TV Co., Ltd.		1,871		—		8,162		—		—		25		—		—
BC Card Co., Ltd.		9,197		3		30,483		—		—		4		—		14,686
KT Sat Co., Ltd.		20,197		—		10,694		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		45,879		—		85,808		—		—		—		—		—
KT Commerce Inc.		1,281		—		139,875		79,364		—		—		—		—
KT M Hows Co., Ltd.[2]		861		—		460		—		—		—		—		—
KT M&S Co., Ltd.		422,854		116		221,309		—		—		—		7		—
GENIE Music Corporation		1,949		—		58,583		—		—		—		—		—
KT M Mobile Co., Ltd.		131,462		—		25,064		—		—		—		—		—
Nasmedia, Co., Ltd.		813		—		6,094		—		—		1		—		2,994
KT MOS Nambu Co., Ltd. [1]		1,828		—		69,720		638		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,520		—		69,510		—		—		—		—		—
KT Engineering Co., Ltd. [1]		531		—		38,824		219,451		—		—		—		—
KHS Corporation		13		—		3,357		—		—		—		—		—
Others		31,646		5		121,376		3,987		—		28		1		15,134
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		1,307		—		—		—		205		40,142
K Bank Inc.		4,811		33		63		—		—		—		—		—
Others		789		103		5,885		4,255		—		—		—		6,120
Others
KHS Corporation [3]		8		27		1,744		—		—		—		—		—

Total	~~W~~	990,754	~~W~~	371	~~W~~	2,820,537	~~W~~	308,214	~~W~~	165	~~W~~	102	~~W~~	1,150	~~W~~	91,514

[1]	Amounts include acquisition of property and equipment and others.
[2]	Transaction amount before being excluded from subsidiaries.
[3]	Transaction amount before being included as a subsidiary.

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Key management compensation for the years ended December 31, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	1,855	~~W~~	2,189
Post-employment benefits		294		412
Stock-based compensation		976		669

Total	~~W~~	3,125	~~W~~	3,270

Fund transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowings		Repayments
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		62,300		60,988		—		—		—
KT Estate Inc.		—		—		44		37,452		—
kt cloud Co., Ltd.		95,900		95,900		775		500		901,504
Others		995		—		—		33		5,837
Associates
K-Realty 11th Real Estate Investment Trust Company		—		—		1,916		176		—
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry		—		—		—		—		9,000
Others		—		—		—		—		39,753

Total	~~W~~	159,195	~~W~~	156,888	~~W~~	2,735	~~W~~	38,161	~~W~~	1,095,295

[1]	Borrowing transactions include lease transactions.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowings		Repayments
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc.		—		—		165		28,202		—
KT Studio Genie Co., Ltd.		102		102		—		—		283,620
KT M&S Co., Ltd.		52,400		48,963		—		—		—
Skylife TV Co., Ltd.		—		—		—		—		(3,000)
KT ES Pte. Ltd.		—		—		—		—		93,440
Others		14		875		—		33		(25,272)
Associates
KT Smart Factory Investment		—		—		—		—		1,000
K-REALTY CR REITs No.1		—		—		—		15,964		—
KT Youth Startup DNA		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(4,940)
Others		—		—		—		—		6,280

Total	~~W~~	52,516	~~W~~	49,940	~~W~~	165	~~W~~	44,206	~~W~~	365,288

[1]	Borrowing transactions include lease transactions.

As at December 31, 2022, the Company entered into a credit card agreement with a limit of ~~W~~ 8,995 million (2021: ~~W~~ 4,752 million) with BC Card Co., Ltd.

The Company has an obligation to invest in KT Strategic Investment Association No. 6, a related party, and others according to the agreement. As at December 31, 2022 the Company is planning make an additional investment of ~~W~~ 21,100 million.

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

35.	Financial Risk Management

(1)	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2022 and 2021, if the foreign exchange rate had strengthened or weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax [1]		Impact on equity
2022.12.31	+ 10%	~~W~~	(7,672)	~~W~~	(17,684)
	- 10%		7,672		17,684
2021.12.31	+ 10%	~~W~~	(429)	~~W~~	5,243
	- 10%		429		(5,243)

[1]	Computed with considering derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as at December 31, 2022 and 2021, are as follows:

(in thousands of foreign currencies)	December 31, 2022				December 31, 2021
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	55,617	~~W~~	2,186,739	~~W~~	156,849	~~W~~	2,131,013
SDR		255		722		255		722
JPY		—		400,000		—		30,000,000
EUR		1		6		1		6
RWF		462		—		586		—
VND		280,226		—		257,896		—
TZS		1,464		—		1,644		—
BWP		183		—		93		—
SGD		—		284,000		—		284,000
THB		265		—		2,160		—

(iii)	Price risk

As at December 31, 2022 and 2021, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before tax		Impact on equity
2022.12.31	+ 10%	~~W~~	—	~~W~~	112,222
	- 10%		—		(112,222)
2021.12.31	+ 10%	~~W~~	20	~~W~~	3,285
	- 10%		(20)		(3,285)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(iv)	Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As at December 31, 2022 and 2021, if the market interest rate increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before tax		Impact on equity
2022.12.31	+ 100 bp	~~W~~	(30)	~~W~~	(2,338)
	- 100 bp		(4)		2,361
2021.12.31	+ 100 bp	~~W~~	18	~~W~~	5,272
	- 100 bp		4		(5,446)

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

The maximum exposure to credit risk of the Company’s financial instruments without considering the value of collaterals as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Cash and cash equivalents (except for cash on hand)	~~W~~	954,935	~~W~~	1,679,509
Trade and other receivables
Financial assets at amortized costs		3,453,513		3,351,504
Financial assets at fair value through other comprehensive income		129,124		491,713
Contract assets		724,500		680,989
Other financial assets
Derivatives financial assets for hedging purposes		185,989		97,021
Financial assets at fair value through profit or loss		410,388		299,263
Financial assets at amortized costs		416,294		72,501

Total	~~W~~	6,274,743	~~W~~	6,672,500

The Company is exposed to credit risk for financial guarantee contracts. As at December 31, 2022, the Company’s maximum exposure amount is ~~W~~ 653 million (2021: ~~W~~ 733 million).

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(i)	Trade receivables at amortized costs

The Company applies the simplified approach to measuring expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables at amortized costs.

The Company measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2022.

The expected credit losses reflect forward-looking information. Provision for impairment as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.72%		17.38%		63.85%
Gross carrying amount	~~W~~	2,952,701	~~W~~	38,246	~~W~~	161,922	~~W~~	3,152,869
Provision for impairment		(168,974)		(6,646)		(103,384)		(279,004)

(in millions of Korean won)	December 31, 2021
	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		7.48%		12.06%		35.48%
Gross carrying amount	~~W~~	2,705,784	~~W~~	46,024	~~W~~	210,613	~~W~~	2,962,621
Provision for impairment		(202,375)		(5,551)		(74,735)		(282,661)

Details of changes in provisions for impairment the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning balance	~~W~~	282,661	~~W~~	263,750
Increase in loss allowance recognized in profit or loss during the year		49,727		54,669
Receivables written off during the year as uncollectible		(53,384)		(35,758)

Ending balance	~~W~~	279,004	~~W~~	282,661

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 2,873,865 million (2021: ~~W~~ 2,679,960 million).

Losses recognized in profit or loss in relation to impaired trade receivables for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Impairment loss
Bad debt expenses	~~W~~	49,727	~~W~~	54,669

(ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure, as at December 31, 2022, is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning balance	~~W~~	44,374	~~W~~	53,829
Increase in loss allowance recognized in profit or loss during the year		13,866		17,040
Receivables written off during the year as uncollectible		(27,262)		(26,495)

Ending balance	~~W~~	30,978	~~W~~	44,374

(iv)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as at December 31, 2022, is the carrying amount of these investments.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows and can differ from the amount in the separate financial statement:

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,422,798	~~W~~	927,888	~~W~~	80,715	~~W~~	5,431,401
Borrowings (including debentures)		1,180,004		5,367,808		1,877,126		8,424,938
Lease liabilities		240,518		441,836		321,393		1,003,747
Others[1]		653		—		—		653

Total	~~W~~	5,843,973	~~W~~	6,737,532	~~W~~	2,279,234	~~W~~	14,860,739

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,536,310	~~W~~	1,159,739	~~W~~	152,989	~~W~~	5,849,038
Borrowings (including debentures)		1,475,860		4,058,692		2,243,233		7,777,785
Lease liabilities		355,609		327,456		353,493		1,036,558
Others[1]		733		—		—		733

Total	~~W~~	6,368,512	~~W~~	5,545,887	~~W~~	2,749,715	~~W~~	14,664,114

[1]

Consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreements are classified based on the earliest period that the agreement can be executed (Note 19).

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, the cash outflows and inflows by maturity of the Company’s derivatives held for trading and gross-settled derivatives, are as follows:

(in millions of Korean won)	December 31, 2022
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	~~W~~	—	~~W~~	—	~~W~~	5,164	~~W~~	5,164
Derivatives settled gross[2]
Outflows	~~W~~	407,526	~~W~~	2,451,015	~~W~~	28,786	~~W~~	2,887,327
Inflows		483,374		2,622,968		36,878		3,143,220

[1]

During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities in the amount of ~~W~~ 4,234 million, which is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	~~W~~	—	~~W~~	—	~~W~~	5,329	~~W~~	5,329
Derivatives settled gross[2]
Outflows	~~W~~	811,467	~~W~~	1,786,214	~~W~~	377,302	~~W~~	2,974,983
Inflows		825,295		1,846,416		394,134		3,065,845

[1]

During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taken into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

Meanwhile, as at December 31, 2022, the Company has an investment obligation of ~~W~~ 21,100 million to invest KT Strategic Investment Fund 6, a related party, and others, and ~~W~~ 5,473 million and USD 34,050 thousand to make payment using the future Capital Call method (Notes 19 and 34).

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	15,559,694	~~W~~	15,497,475
Total equity		14,858,080		13,864,894
Debt-to-equity ratio		105%		112%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the separate statement of financial position plus net debt.

The Company’s gearing ratios as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2021
Total borrowings	~~W~~	7,495,561	~~W~~	6,949,654
Less: cash and cash equivalents		(966,307)		(1,708,714)

Net debt		6,529,254		5,240,940
Total equity		14,858,080		13,864,894

Total capital	~~W~~	21,387,334	~~W~~	19,105,834

Gearing ratio		31%		27%

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	48,282	~~W~~	(2,206)	~~W~~	46,076	~~W~~	(44,518)	~~W~~	—	~~W~~	1,558

Total	~~W~~	48,282	~~W~~	(2,206)	~~W~~	46,076	~~W~~	(44,518)	~~W~~	—	~~W~~	1,558

(in millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	74,786	~~W~~	(3,909)	~~W~~	70,877	~~W~~	(65,607)	~~W~~	—	~~W~~	5,270

Total	~~W~~	74,786	~~W~~	(3,909)	~~W~~	70,877	~~W~~	(65,607)	~~W~~	—	~~W~~	5,270

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of the Company’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	62,551	~~W~~	(2,206)	~~W~~	60,345	~~W~~	(44,518)	~~W~~	—	~~W~~	15,827

Total	~~W~~	62,551	~~W~~	(2,206)	~~W~~	60,345	~~W~~	(44,518)	~~W~~	—	~~W~~	15,827

(in millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	82,107	~~W~~	(3,909)	~~W~~	78,198	~~W~~	(65,607)	~~W~~	—	~~W~~	12,591

Total	~~W~~	82,107	~~W~~	(3,909)	~~W~~	78,198	~~W~~	(65,607)	~~W~~	—	~~W~~	12,591

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

36.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022			December 31, 2021
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	966,307	[1]	~~W~~	1,708,714	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,453,513	[1]		3,350,104	[1]
Financial assets at fair value through other comprehensive income		129,124	129,124		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		416,294	[1]		72,501	[1]
Financial assets at fair value through profit or loss		410,388	410,388		299,410	299,410
Financial assets at fair value through other comprehensive income		1,214,059	1,214,059		226,331	226,331
Derivative financial assets for hedging purpose		185,989	185,989		97,021	97,021

Total	~~W~~	6,775,674		~~W~~	6,245,794

Financial liabilities
Trade and other payables	~~W~~	5,390,106	[1]	~~W~~	5,783,330	[1]
Borrowings		7,495,561	6,968,828		6,949,654	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		5,164	5,164		5,329	5,329
Derivative financial liabilities for hedging purpose		32,402	32,402		18,050	18,050

Total	~~W~~	12,923,233		~~W~~	12,756,363

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair the value disclosure.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		—		—		410,388		410,388
Financial assets at fair value through other comprehensive income		1,015,606		—		198,453		1,214,059
Derivative financial assets for hedging purpose		—		185,989		—		185,989
Investment properties		—		—		3,185,157		3,185,157

Total	~~W~~	1,015,606	~~W~~	315,113	~~W~~	3,790,998	~~W~~	5,121,717

Liabilities
Borrowings	~~W~~	—	~~W~~	6,968,828	~~W~~	—	~~W~~	6,968,828
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,164		5,164
Derivative financial liabilities for hedging purpose		—		32,402		—		32,402

Total	~~W~~	—	~~W~~	7,001,230	~~W~~	5,164	~~W~~	7,006,394

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		147		—		299,263		299,410
Financial assets at fair value through other comprehensive income		35,510		—		190,821		226,331
Derivative financial assets for hedging purpose		—		65,456		31,565		97,021
Investment properties		—		—		2,503,930		2,503,930

Total	~~W~~	35,657	~~W~~	557,169	~~W~~	3,025,579	~~W~~	3,618,405

Liabilities
Borrowings	~~W~~	—	~~W~~	7,081,027	~~W~~	—	~~W~~	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging purpose		—		18,050		—		18,050

Total	~~W~~	—	~~W~~	7,099,077	~~W~~	5,329	~~W~~	7,104,406

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		(1,150)		—		—		(165)
Amount recognized in other comprehensive income		—		(14)		—		—
Acquisition		115,415		4,646		—		—
Disposal		(140)		—		(31,565)		—
Replacement		(3,000)		3,000		—		—

Ending balance	~~W~~	410,388	~~W~~	198,453	~~W~~	—	~~W~~	5,164

(in millions of Korean won)	2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)	~~W~~	—
Amount recognized in profit or loss		92,310		—		43,150		—
Amount recognized in other comprehensive income		—		135,004		(7,391)		—
Acquisition		73,791		25,751		—		5,329
Disposal		(4,489)		(5,325)		—		—
Replacement		(18,044)		14,356		—		—

Ending balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,124	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		410,388	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		198,453	3	Market Approach Model
Derivative financial assets for hedging purpose		185,989	2	DCF Model	Market observation discount rate
Investment properties		3,182,157	3	DCF Model
Liabilities
Borrowings		6,968,828	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		5,164	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging purpose		32,402	2	DCF Model	Market observation discount rate

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		299,263	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model
Financial assets at fair value through other comprehensive income		190,821	3	Market Approach Model
Derivative financial assets for hedging purpose		65,456	2	DCF Model	Market observation discount rate
		31,565	3	Hull-White Model, DCF Model
Investment properties		2,503,930	3	DCF Model
Liabilities
Borrowings		7,081,027	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging purpose		18,050	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Changes in deferred amount for the years ended December 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	832	~~W~~	2,257
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(832)		(1,425)

IV. Ending balance (I+II+III)	~~W~~	—	~~W~~	832

37.	Events After the Reporting Period

The Company has issued the following bonds after the end of the reporting period.

(in millions of Korean won)	Issuance date	Face value		Interest rate	Redemption date
Public Offer Bonds 198-1	2023-01-12	~~W~~	70,000	3.847%	2025-01-10
Public Offer Bonds 198-2	2023-01-12		150,000	3.869%	2026-01-12
Public Offer Bonds 198-3	2023-01-12		80,000	3.971%	2028-01-12

The Company decided to acquire treasury stocks equivalent to ~~W~~ 300,000 million, in accordance with the resolution of the Board of Directors on February 9, 2023, to enhance shareholder value. Treasury stocks amounting to ~~W~~ 100,000 million of the acquired treasury stocks will be retired in August 2023.

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Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion on Internal Control over Financial Reporting

We have audited KT Corporation’s (the Company) Internal Control over Financial Reporting as at December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2022, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 8, 2023 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

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Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 8, 2023

This report is effective as of March 8, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

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Report on the Effectiveness of the

Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and (he Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2022.

The Company’s management, Including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”), And, we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2022, is designed and operating effectively, in all material respects, In conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting

We certify that this report does not contain any untrue statement of a fact, or omit to State a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

March 7, 2023

Chief Executive Officer	Hyeon-Mo Ku

Internal Control over Financial Reporting Officer	Young-Jin Kim

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